United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April, 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Interim Financial Statements

March 31, 2014

BR GAAP

Filed with the CVM, SEC and HKEx on

April 30, 2014

Vale S.A.

(A free translation of the original in Portuguese)

Report on review of condensed interim financial statements

To the Board of Directors and Stockholders

Vale S.A.

Introduction

We have reviewed the accompanying condensed interim balance sheet of Vale S.A. (the “Company”) as at March 31, 2014 and the related statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended.

We have also reviewed the accompanying condensed interim consolidated balance sheet of Vale S.A. and its subsidiaries (“Consolidated”) as at March 31, 2014 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows and for the three-month period then ended.

Management is responsible for the preparation and fair presentation of these parent company condensed interim financial statements in accordance with accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and for the consolidated condensed interim financial statements in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company condensed interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with CPC 21 “Demonstração Intermediária”.

Conclusion on the consolidated condensed interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with CPC 21 - “Demonstração Intermediária” and IAS 34 - Interim Financial Reportin.

Other matters

Interim statements of value added

We have also reviewed the parent company and consolidated interim statements of value added for the three-month period ended March 31, 2014. These statements are the responsibility of the Company’s management, and are presented as supplementary information. These statements have been subjected to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in a manner consistent with the condensed interim financial statements taken as a whole.

Rio de Janeiro, April 30, 2014

/S/ PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 “F” RJ

/S/ João César de Oliveira Lima Júnior

Contador CRC 1RJ077431/O-8

Condensed Balance Sheet

In millions of Brazilian Reais

	Consolidated			Parent Company
	Notes	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
	(unaudited)			(unaudited)
Assets
Current assets
Cash and cash equivalents	7	16,252	12,465	1,109	3,635
Derivative financial instruments	22	422	471	384	378
Accounts receivable	8	9,284	13,360	19,471	14,167
Related parties	29	1,626	611	2,184	1,684
Inventories	9	10,757	9,662	3,719	3,287
Prepaid income taxes		3,608	5,563	2,775	4,629
Recoverable taxes	10	3,692	3,698	2,268	2,295
Advances to suppliers		285	292	77	130
Receivable from sale of investment		2,709	—	2,709	—
Others		1,885	2,159	603	906
		50,520	48,281	35,299	31,111

Non-current assets held for sale and discontinued operation	6	1,507	8,822	1,507	7,051
		52,027	57,103	36,806	38,162
Non-current assets

Related parties	29	260	253	818	864
Loans and financing agreements receivable		591	564	195	192
Judicial deposits	16	3,513	3,491	3,048	2,888
Recoverable income taxes		936	899	—	—
Deferred income taxes	18	10,614	10,596	7,275	7,418
Recoverable taxes	10	655	668	270	258
Derivative financial instruments	22	382	329	8	—
Deposit on incentive and reinvestment		447	447	418	418
Others		1,782	1,730	154	159
		19,180	18,977	12,186	12,197

Investments	11	12,029	8,397	121,567	123,370
Intangible assets, net	12	16,054	16,096	15,641	15,636
Property, plant and equipment, net	13	189,553	191,308	72,661	70,705
		236,816	234,778	222,055	221,908
Total		288,843	291,881	258,861	260,070

Condensed Balance Sheet

In millions of Brazilian Reais

(continued)

	Consolidated			Parent Company
	Notes	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
	(unaudited)			(unaudited)
Liabilities
Current liabilities
Suppliers and contractors		7,859	8,837	3,764	3,640
Payroll and related charges		1,811	3,247	1,206	2,228
Derivative financial instruments	22	1,110	556	761	435
Loans and financing	14	4,003	4,158	3,121	3,181
Related parties	29	743	479	6,729	6,453
Income Taxes Settlement Program	17	1,128	1,102	1,105	1,079
Taxes and royalties payable		1,007	766	313	356
Provision for income taxes		604	886	—	—
Employee postretirement obligations	19	218	227	53	52
Asset retirement obligations	15	364	225	87	90
Others		1,432	985	563	756
		20,279	21,468	17,702	18,270

Liabilities directly associated with non-current assets held for sale and discontinued operation	6	—	1,050	—	—
		20,279	22,518	17,702	18,270
Non-current liabilities
Derivative financial instruments	22	2,539	3,496	2,462	3,188
Loans and financing	14	63,557	64,819	32,747	32,896
Related parties	29	372	11	29,942	32,013
Employee postretirement obligations	19	4,720	5,148	463	464
Provisions for litigation	16	3,107	2,989	2,136	2,008
Income taxes Settlement program	17	15,328	15,243	15,014	14,930
Deferred income taxes	18	7,264	7,562	—	—
Asset retirement obligations	15	5,956	5,969	1,931	1,856
Stockholders’ Debentures	28(e)	4,208	4,159	4,208	4,159
Redeemable noncontrolling interest		625	646	—	—
Gold stream transaction	27	3,351	3,508	—	—
Others		3,882	3,692	2,008	1,940
		114,909	117,242	90,911	93,454
Total liabilities		135,188	139,760	108,613	111,724

Stockholders’ equity	23
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (in 2013 - 2,108,579,618) issued		29,475	29,475	29,475	29,475
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (in 2013 - 3,256,724,482) issued		45,525	45,525	45,525	45,525
Treasury stock - 140,857,692 (in 2013 - 140,857,692) preferred and 71,071,482 (in 2013 - 71,071,482) common shares		(7,838)	(7,838)	(7,838)	(7,838)
Results from operations with noncontrolling stockholders		(840)	(840)	(840)	(840)
Results on conversion of shares		50	50	50	50
Unrealized fair value gain (losses)		(2,758)	(2,815)	(2,758)	(2,815)
Cumulative translation adjustments		11,463	15,527	11,463	15,527
Retained earnings and revenue reserves		75,171	69,262	75,171	69,262
Total company stockholders’ equity		150,248	148,346	150,248	148,346
Noncontrolling interests		3,407	3,775	—	—
Total stockholders’ equity		153,655	152,121	150,248	148,346
Total liabilities and stockholders’ equity		288,843	291,881	258,861	260,070

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Statement of Income

In millions of Brazilian Reais, except as otherwise stated

	Three-month period ended (unaudited)
	Consolidated			Parent Company
	Notes	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Continuing operations
Net operating revenue	24	22,409	21,226	16,034	13,386
Cost of goods sold and services rendered	25	(13,172)	(10,808)	(5,965)	(4,548)
Gross profit		9,237	10,418	10,069	8,838

Operating (expenses) income
Selling and administrative expenses	25	(667)	(703)	(322)	(386)
Research and evaluation expenses		(344)	(344)	(189)	(210)
Pre operating and stoppage operation		(586)	(749)	(104)	(245)
Equity results from subsidiaries	11	—	—	(2,115)	129
Other operating expenses, net	25	(506)	(238)	(338)	(228)
		(2,103)	(2,034)	(3,068)	(940)
Operating income		7,134	8,384	7,001	7,898

Financial income	26	3,130	1,271	2,937	1,150
Financial expenses	26	(2,802)	(1,938)	(2,286)	(1,373)
Equity results from joint venture entities and associates	11	459	342	459	342
Net income before income taxes		7,921	8,059	8,111	8,017

Income taxes	18
Current tax		(2,191)	(2,185)	(2,038)	(2,071)
Deferred tax		(146)	328	(164)	255
		(2,337)	(1,857)	(2,202)	(1,816)
Income from continuing operations		5,584	6,202	5,909	6,201
Loss attributable to noncontrolling interests		(325)	(114)	—	—
Net income attributable to the Company’s stockholders		5,909	6,316	5,909	6,201

Discontinued Operations
Loss from discontinued operations		—	(115)	—	—
Net loss attributable to the Company’s stockholders		—	(115)	—	—

Net income		5,584	6,087	5,909	6,201
Loss attributable to noncontrolling interests		(325)	(114)
Net income attributable to the Company’s stockholders		5,909	6,201

Earnings per share attributable to the Company’s stockholders:
Basic and diluted earnings per share:	23
Common share and (in Brazilian reais)		1.15	1.20	1.15	1.20
Preferred share (in Brazilian reais)		1.15	1.20	1.15	1.20

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Statement of Comprehensive Income

In millions of Brazilian Reais

	Three-month period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Net income	5,584	6,087	5,909	6,201
Other comprehensive income
Item that will not be reclassified subsequently to income
Retirement benefit obligations
Gross balance for the period	55	72	(62)	(159)
Effect of taxes	(6)	(7)	21	54
Equity results from entities, net taxes	3	—	93	170
	52	65	52	65
Total items that will not be reclassified subsequently to income	52	65	52	65

Item that will be reclassified subsequently to income
Cumulative translation adjustments
Gross balance for the period	(4,147)	(2,318)	(4,018)	(2,226)

Unrealized loss on available-for-sale investments
Gross balance for the period	—	(406)	—	—
Equity results from entities, net taxes	—	—	—	(406)
	—	(406)	—	(406)
Cash flow hedge
Gross balance for the period	(13)	(129)	—	—
Effect of taxes	8	10	—	—
Equity results from entities, net taxes	1	6	(41)	(79)
Transfer of realized results to income, net of taxes	(37)	34	—	—
	(41)	(79)	(41)	(79)
Total items that will be reclassified subsequently to income	(4,188)	(2,803)	(4,059)	(2,711)
Total comprehensive income	1,448	3,349	1,902	3,555
Comprehensive income attributable to noncontrolling interests	(454)	(206)
Comprehensive income attributable to the Company’s stockholders	1,902	3,555

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Statement of Changes in Stockholder’s Equity

In millions of Brazilian Reais

	Three-month period ended
	Capital	Results on conversion of shares	Results from operation with noncontrolling stockholders	Revenue reserves	Treasury stock	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
December 31, 2012	75,000	50	(840)	78,450	(7,838)	(4,176)	9,002	16	149,664	3,245	152,909
Net income	—	—	—	—	—	—	—	6,201	6,201	(114)	6,087
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	65	—	—	65	—	65
Cash flow hedge	—	—	—	—	—	(79)	—	—	(79)	—	(79)
Unrealized fair value results	—	—	—	—	—	(406)	—	—	(406)	—	(406)
Translation adjustments	—	—	—	—	—	(18)	(2,208)	—	(2,226)	(92)	(2,318)
Contribution and distribution to stockholders:
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	7	7
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	25	25
March 31, 2013 (unaudited)	75,000	50	(840)	78,450	(7,838)	(4,614)	6,794	6,217	153,219	3,071	156,290

December 31, 2013	75,000	50	(840)	69,262	(7,838)	(2,815)	15,527	—	148,346	3,775	152,121
Net income	—	—	—	—	—	—	—	5,909	5,909	(325)	5,584
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	52	—	—	52	—	52
Cash flow hedge	—	—	—	—	—	(41)	—	—	(41)	—	(41)
Translation adjustments	—	—	—	—	—	46	(4,064)	—	(4,018)	(129)	(4,147)
Contribution and distribution to stockholders:
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	90	90
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(4)	(4)
March 31, 2014 (unaudited)	75,000	50	(840)	69,262	(7,838)	(2,758)	11,463	5,909	150,248	3,407	153,655

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Statement of Cash Flow

In millions of Brazilian Reais

	Consolidated		Parent Company
	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Cash flow from continuing operating activities:
Net income from continuing operations	5,584	6,202	5,909	6,201
Adjustments to reconcile net income with cash from continuing operations
Equity results from associates and joint venture	(459)	(342)	1,656	(471)
Loss on disposal of property, plant and equipment	300	155	94	136
Depreciation, amortization and depletion	2,412	2,016	753	563
Deferred income taxes	146	(328)	164	(255)
Foreign exchange and indexation, net	(702)	(639)	(1,535)	(727)
Unrealized derivative losses, net	(458)	(25)	(414)	(119)
Dividends and interest on capital received from subsidiaries	—	—	19	193
Stockholders’ Debentures	49	336	49	336
Other	42	(131)	55	31
Decrease (increase) in assets:
Accounts receivable	3,962	840	(5,304)	1,228
Inventories	(2,071)	(697)	(242)	(405)
Recoverable taxes	1,757	(19)	1,882	159
Other	180	388	(12)	3
Increase (decrease) in liabilities:
Suppliers and contractors	40	(678)	124	(587)
Payroll and related charges	(1,420)	(1,283)	(1,022)	(992)
Taxes and contributions	(223)	(40)	(17)	623
Gold stream transaction	—	2,899	—	—
Other	19	(586)	82	(491)
Net cash provided by operating activities from continuing operations	9,158	8,068	2,241	5,426
Net cash used in operating activities from discontinued operations	—	(105)	—	—
Net cash provided by operating activities	9,158	7,963	2,241	5,426

Cash flow from continuing investing activities:
Short-term investments	3	(639)	3	(207)
Loans and advances	(227)	49	(272)	430
Guarantees and deposits	(76)	(49)	(161)	(53)
Additions to investments	(286)	(367)	(973)	(1,547)
Additions to property, plant and equipment and intangible	(5,634)	(7,059)	(3,238)	(3,354)
Dividends and interest on capital received from associates and joint venture	26	—	26	—
Proceeds from disposal of fixed assets\ Investments	—	190	—	—
Proceeds from Gold stream transaction	—	1,161	—	—
Net cash used in investing activities from continuing operations	(6,194)	(6,714)	(4,615)	(4,731)
Net cash used in investing activities from discontinued operations	—	(398)	—	—
Net cash used in investing activities	(6,194)	(7,112)	(4,615)	(4,731)
Cash flow from continuing financing activities:
Loans and financing
Additions	1,552	258	1,057	150
Repayments	(696)	(814)	(1,209)	(986)
Net cash provided by (used in) financing activities from continuing operations	856	(556)	(152)	(836)

Increase (decrease) in cash and cash equivalents	3,820	295	(2,526)	(141)
Cash and cash equivalents of cash, beginning of the period	12,465	11,918	3,635	688
Effect of exchange rate changes on cash and cash equivalents	(33)	(16)	—	—
Cash and cash equivalents, end of the period	16,252	12,197	1,109	547
Cash paid during the period for (i):
Interest on loans and financing	(1,069)	(873)	(690)	(579)
Income taxes	(380)	(1,640)	—	(1,099)
Income taxes - Settlement program	(274)	—	(269)	—
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	36	237	7	8

(i) Amounts paid are classified as cash flows from operating activities

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Statement of Added Value

In millions of Brazilian Reais

	Three-month period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Generation of added value from continued operations
Gross revenue
Revenue from products and services	22,832	21,652	16,288	13,683
Other revenue	84	825	55	114
Revenue from the construction of own assets	4,520	7,155	2,224	3,267
Allowance for doubtful accounts	(54)	(7)	10	(6)
Less:
Acquisition of products	(976)	(569)	(306)	(131)
Outsourced services	(5,173)	(3,902)	(2,924)	(1,995)
Materials	(2,669)	(5,027)	(1,308)	(1,314)
Oil and gas	(986)	(856)	(629)	(520)
Energy	(343)	(317)	(165)	(185)
Freight	(1,211)	(1,205)	—	—
Other costs and expenses	(2,426)	(2,569)	(539)	(1,131)
Gross added value	13,598	15,180	12,706	11,782
Depreciation, amortization and depletion	(2,412)	(2,016)	(753)	(563)
Net added value	11,186	13,164	11,953	11,219

Received from third parties
Equity results	459	342	(1,656)	471
Financial income	242	500	155	345
Monetary and exchange changes of assets	(557)	(442)	(572)	(192)
Total added value to be distributed from continued operations	11,330	13,564	9,880	11,843
Added value to be distributed from discontinued operations	—	167	—	—
Total added value to be distributed	11,330	13,731	9,880	11,843

Personnel	2,151	1,794	1,139	831
Taxes, rates and contribution	1,456	3,029	1,232	2,619
Current income tax	2,191	2,185	2,038	2,071
Deferred income tax	146	(328)	164	(255)
Financial expense (includes capitalized interest)	1,227	1,179	931	846
Monetary and exchange changes of liabilities	(1,757)	(611)	(2,000)	(724)
Others remuneration of third party capital	332	114	467	254
Net income from continued operations attributable to controlling interest	5,909	6,316	5,909	6,201
Net loss attributable to noncontrolling interest	(325)	(114)	—	—
Distribution of added value from continued operations	11,330	13,564	9,880	11,843
Distribution of added value from discontinued operations	—	167	—	—
Distribution of added value	11,330	13,731	9,880	11,843

The accompanying selected notes are an integral part of these interim financial statements.

Selected Notes to the Interim Financial Statements

Expressed in millions of Brazilian Reais, unless otherwise stated

1.                                     Operational Context

Vale S.A. (the “Parent Company”) is a public limited liability company headquartered at 26, Av. Graça Aranha, Rio de Janeiro, Brazil with securities traded on the Brazilian (“BM&F BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”) stock exchanges.

Vale S.A. and its direct and indirect subsidiaries (“Vale”, “Group”, “Company” or “we”) are principally engaged in the research, production and sale of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, ferroalloys, cobalt, platinum group metals and precious metals. The Company also operates in the segments of energy and steel. The information by segment is presented in Note 24.

2.                                      Summary of the Main Accounting Practices and Accounting Estimates

a)                                     Basis of presentation

The consolidated condensed financial statements of the Company (“Interim Financial Statements”) have been prepared in accordance with the IAS 34 of International Financial Reporting Standards (“IFRS”), related to CPC 21 issued by the Brazilian Accountant Pronouncements Committee (“CPC”) and approved by the Brazilian Securities Exchange Commission (“CVM”) and Brazilian Federal Accounting Council (“CFC”).

Individual interim financial statements of the Parent Company (“individual financial statements”) has been prepared in accordance with accounting practices adopted in Brazil issued by CPC and approved by CVM and CFC, and they are disclosed with the consolidated interim financial statements.

In the Group, the accounting practices adopted in Brazil applicable to individual interim financial statements differ from IFRS applicable to separate financial statements, only for the measurement of investments at equity method in subsidiaries, joint ventures entities and affiliates, as under the rules of IFRS would be the cost or fair value.

Interim financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of held for trade financial instruments measured at fair value through the Statement of Income and available for sale financial instruments measured at fair value through the Statement of Comprehensive Income; and (ii) the impairment loss.

These condensed interim financial statements have been reviewed, not audited. However, principles, estimates, accounting practices, measurement methods and standards adopted are consistent with those presented in the financial statements as of December 31, 2013, except as otherwise disclosed. These interim financial statements were prepared by Vale to update users about relevant information presented in the period and should be read with the financial statements for the year ended December 31, 2013.

We evaluated subsequent events through April 28, 2014, which was the date of the Interim financial statement were approved by the Executive Officers.

b)                                     Functional currency and presentation currency

The interim financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian Real (“BRL” or “R$”). For presentation purposes, these financial statements are presented in Brazilian Real.

Operations in other currencies are translated into the functional currency of each entity using the actual exchange rates in force on the respective transactions dates. The foreign exchange gains and losses resulting from the translation at the exchange rates in force at the end of the period are recognized in the Statement of Income as financial expense or income. The exceptions are transactions for which gains and losses are recognized in the Statement of Comprehensive Income.

Statement of Income and Balance Sheet of all Group entities whose functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) Assets, liabilities and Stockholders’ equity (except components described in item (iii)) for each Balance Sheet presented are translated at the closing rate at the Balance Sheet date; (ii) income and expenses for each Statement of Income are translated at the average exchange rates, except for specific transactions that, considering their significance, are translated at the rate at the dates of the transactions and; (iii) capital, capital reserves and treasury stock are translated at the rate at the dates of each transaction. All resulting exchange differences are recognized in a separate component of the Statement of Comprehensive Income, the “Cumulative Translation Adjustment” account, and subsequently transferred to the Statement of Income when the assets are realized.

The exchange rates of the major currencies that impact our operations against the functional currency were:

	Exchange rates used for conversions in Brazilian Reais
	Exchange rate as at		Average rate for the Three-months period ended
	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2013
	(unaudited)		(unaudited)	(unaudited)
US Dollar - US$	2.2630	2.3426	2.3652	2.2734
Canadian Dollar - CAD	2.0472	2.2031	2.1456	2.1660
Australian Dollar - AUD	2.0989	2.0941	2.1222	2.1077
Euro - EUR or €	3.1175	3.2265	3.2399	3.0958

3.                                      Critical Accounting Estimates

The critical accounting estimates are the same as those adopted in preparing the interim financial statements for the year ended December 31, 2013.

4.                                      Accounting Standards

a)                                     Standards, interpretations or amendments issued by the IASB and effective from January 1, 2014

Novation of Derivatives and Continuation of Hedge Accounting — In June 2013 IASB issued an amendment to IAS 39 — Financial Instruments: Recognition and Measurement, that document conclude that hedge accounting do not terminate or expire when as consequence of law or regulation, a derivative financial instrument replace their original counterparty to become the new counterparty to each of the parties. This standard had no material effect on these financial statements.

IFRIC 21 Levies — In May 2013 IASB issued an interpretation about the recognition of a government imposition (levies). We adopted this standard beginning January 1, 2014. This standard had no material effect on these financial statements.

Recoverable Amount Disclosures for Non-Financial Assets — In May 2013 IASB issued an amendment to IAS 36 — Impairment of Asset that clarifies the IASB intention about the disclosure of non- financial assets impairment. We adopted this standard beginning January 1, 2014. This standard had no material effect on these financial statements.

b)                                     Standards, interpretations or amendments issued by the IASB in the period and effective after January 1, 2014

IFRS 14 Regulatory Deferral Accounts — In January 2014 IASB issued the standard IFRS 14 - Regulatory Deferral Accounts that permits a first-time adopter within its scope to continue to account for regulatory deferral account balances in its first IFRS financial statements in accordance with its previous GAAP when it adopts IFRS. This standard will be effective for annual periods beginning on or after January 1, 2016 and will not affect our financial statements.

5.                                      Risk Management

During the period there were no significant change in relation to risk management policies disclosed in the financial statements for the year ended December 31, 2013.

6.                                      Non-current assets and liabilities and held for sale and discontinued operations

The amounts below show assets and liabilities held for sale and discontinued operations reclassified during the period:

	Consolidated
	March 31, 2014 (unaudited)		December 31, 2013
	Energy	General Cargo - Logistic	Energy	Total
Assets held for sale and discontinued operation
Accounts receivable	—	330	—	330
Other current assets	—	634	—	634
Investment	204	—	186	186
Intangible, net	—	3,951	—	3,951
Property, plant and equipment, net	1,303	2,406	1,315	3,721
Total assets	1,507	7,321	1,501	8,822

Liabilities associated with assets held for sale and discontinued operation
Suppliers and contractors	—	198	—	198
Payroll and related charges	—	144	—	144
Other current liabilities	—	262	—	262
Other non-current Liabilities	—	446	—	446
Total Liabilities	—	1,050	—	1,050
Assets and liabilities with discontinued operation	1,507	6,271	1,501	7,772

In September 2013, Vale announced its intention to dispose the control over its subsidiary VLI S.A. (“VLI”), which aggregates all operations of General cargo logistic segment. As consequence, the General Cargo logistic segment was treated as discontinued operations and assets and liabilities were reclassified to non-current asset / liabilities held for sale.

As part of the disposal process in a first stage, we entered into agreements to transfer its 20% stock on VLI capital to Mitsui & Co. in the amount of R$1.509 and 15.9% for Fundo de Garantia de Tempo de Serviço (“FGTS”) by amount R$1.200. In a second stage we entered into agreement to transfer 26.5% to investment fund managed by Brookfield Asset Management by an amount of R$2.000. The operation was subject to revision by the Brazilian Administrative Council for Economic Defense Agency (“Conselho Administrativo de Defesa Econômica” or “CADE”) which had approved the first stage of the transaction in March, 2014. The first stage was concluded in April 2014 (subsequent event).”

Approximately R$2,000 of the total amount of transaction will be contributed directly on the VLI.

Since January 1, 2014, the investment in VLI is being treated as investment in associate (note 11).

Energy Generation Assets

In December 2013, the Company signed agreements with CEMIG Geração e Transmissão S.A. (“CEMIG GT”),  as follow : (i) to sell 49% of it stakes of 9% over Norte Energia S.A.(“Norte Energia”), company responsible for construction, operation and exploration of Hydroelectric facility of Belo Monte (“Belo Monte”), and (ii) Creation of a Joint venture Aliança Geração de Energia S/A (“Aliança”) to be constituted by Vale and CEMIG through contribution of their holdings within following power generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I e II, Aimorés and Candonga. No cash will be disbursed as part of the transaction. Vale and CEMIG GT will hold respectively 55% and 45% of this new company and the supply of electricity to Vale operations, previously guaranteed by their own generation, will be secured by long-term contract.

The operation above is still pending approval from regulatory agencies (“Agência Nacional de Energia Elétrica” or “ANEEL”).  The assets were transferred to assets held for sale with no impact in the Statement Income.

7.                                      Cash and Cash Equivalents

	Consolidated		Parent Company
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
	(unaudited)		(unaudited)
Cash and bank accounts	4,761	3,649	173	28
Short-term investments	11,491	8,816	936	3,607
	16,252	12,465	1,109	3,635

Cash and cash equivalents includes cash, demand deposits, and financial investments with an insignificant risk of changes in value, being in part Brazilian Reais indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”)  and those denominated in US Dollars are mainly in time deposits, with the original maturities of less than three months.

8.                                      Accounts Receivables

	Consolidated		Parent Company
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
	(unaudited)		(unaudited)
Denominated in Reais “Brazilian Reais”	2,015	1,193	1,671	1,275
Denominated in other currencies, mainly US$	7,525	12,375	17,881	12,984
	9,540	13,568	19,552	14,259

Allowance for doubtful accounts	(256)	(208)	(81)	(92)
	9,284	13,360	19,471	14,167

In consolidated the accounts receivables related to the steel sector represented 80.73% and 79.70%, of total receivable as at March 31, 2014 and December 31, 2013, respectively. To the parent company the steel sector represent as at March 31, 2014 and December 31, 2013, 94.42% and 91.77% of the accounts receivables, respectively.

No individual customer represents over 10% of receivables or revenues.

The estimated losses for accounts receivable recorded in the Statements of Income as at March 31, 2014 and March 31, 2013 totaled R$54 and R$8, respectively. Write offs as at March 31, 2014 and March 31, 2013 totaled R$5 and R$15, respectively.

9.                                      Inventory

The inventories of products are comprised as follows:

	Consolidated		Parent Company
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
	(unaudited)		(unaudited)
Inventories of products
Bulk Material
Iron ore	2,401	1,513	1,943	1,574
Pellets	185	206	193	162
Manganese and ferroalloys	227	177	—	—
Coal	767	746	—	—
	3,580	2,642	2,136	1,736
Base Metals
Nickel and other products	3,324	3,276	374	351
Copper	63	53	29	23
	3,387	3,329	403	374

Fertilizers
Potash	20	19	—	—
Phosphates	734	734	—	—
Nitrogen	47	45	—	—
	801	798	—	—

Other products	28	15	5	4
Total inventories of products	7,796	6,784	2,544	2,114

Materials supplies	2,961	2,878	1,175	1,173
Total of inventories	10,757	9,662	3,719	3,287

As at March 31, 2014 and December 31, 2013 inventory balances included a provision to adjust at market value of nickel, amounting to R$0 and R$28, respectively, and manganese in the amount of R$2 and R$2, respectively, and coal in the amount of R$262 and R$228, respectively.

	Consolidated		Parent Company
	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Inventories of product
Balance at beginning of the period	6,784	7,351	2,114	2,080
Production/acquisition	12,602	9,679	5,458	4,430
Transfer from materials supplies inventory	1,915	1,901	937	757
Sales	(13,172)	(10,808)	(5,965)	(4,548)
Provision/ reversal of the write-off by inventory adjustment (a)	(264)	(244)	—	—
Translation adjustments	(69)	(82)	—	—
Balance at ended of period	7,796	7,797	2,544	2,719

(a) Include provision for adjustments to market value

	Consolidated		Parent Company
	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Materials supplies
Balance at beginning of the period	2,878	2,883	1,173	1,202
Acquisition	2,032	2,076	939	772
Transfer to inventories of products	(1,915)	(1,901)	(937)	(757)
Translation adjustments	(34)	(34)	—	—
Balance at ended of the period	2,961	3,024	1,175	1,217

10.                               Recoverable Taxes

	Consolidated		Parent Company
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
	(unaudited)		(unaudited)
Value-added tax	2,709	2,643	1,454	1,348
Brazilian Federal Contributions (PIS - COFINS)	1,526	1,594	1,049	1,156
Others	112	129	35	49
Total	4,347	4,366	2,538	2,553

Current	3,692	3,698	2,268	2,295
Non-current	655	668	270	258
Total	4,347	4,366	2,538	2,553

11.                               Investments

The movement of investments in subsidiaries, associate and joint ventures are as follow:

	Consolidated		Parent Company
	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Balance at beginning of the period	8,397	13,044	123,370	121,436
Additions	286	367	973	1,547
Cumulative translation adjustment	(44)	(374)	(3,758)	(1,960)
Equity results	459	342	(1,656)	471
Equity other comprehensive income	4	(399)	52	(315)
Dividends declared	(94)	(57)	(254)	(297)
Transfer- Control acquisition	181	—	—	—
Transfers from held for sale (a)	2,840	—	2,840	—
Balance at ended of the period	12,029	12,923	121,567	120,882

(a) The Consolidated transfers to held for sale refers to investments in VLI R$2.840.

Investments (Continued)

					Investments		Equity results		Received dividends
					As of		Three-month period ended (unaudited)
	Location	Principal activity	% ownership	% voting capital	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	March 31, 2013	March 31, 2013
Entities
Direct and indirect subsidiaries
Aços Laminados do Pará S.A.	Brazil	Steel	100.00	100.00	324	321	—	(4)	—	—
Biopalma da Amazônia S.A. (a)	Brazil	Energy	70.00	70.00	642	559	(4)	(18)	—	—
Companhia Portuária da Baía de Sepetiba - CPBS	Brazil	Iron ore	100.00	100.00	268	377	71	30	—	—
Compañia Minera Miski Mayo S.A.C (a)	Peru	Fertilizers	40.00	51.00	469	493	(7)	7	—	—
Mineração Corumbaense Reunida S.A.	Brazil	Iron ore and Manganese	100.00	100.00	1,348	1,306	42	(11)	—	—
Minerações Brasileiras Reunidas S.A. - MBR (b)	Brazil	Iron ore	98.32	98.32	4,360	4,500	(49)	66	—	167
Potasio Rio Colorado S.A. (a)	Argentina	Fertilizers	100.00	100.00	1,604	1,530	(5)	(9)	—	—
Rio Doce Australia Pty Ltd.	Australia	Coal	100.00	100.00	699	991	(328)	(59)	—	—
Salobo Metais S.A. (a)	Brazil	Copper	100.00	100.00	7,388	7,120	49	(29)	—	—
Sociedad Contractual Minera Tres Valles (c)	Chile	Copper	—	—	—	—	—	(19)	—	—
Tecnored Desenvolvimento Tecnológico S.A. (a) (i)	Brazil	Iron ore	100.00	100.00	124	—	(4)	—
Vale International Holdings GMBH (b)	Austria	Holding and research	100.00	100.00	9,332	13,150	(35)	(179)	—	—
Vale Canada Holdings	Canada	Holding	100.00	100.00	4,208	1,075	(4)	(4)	—	—
Vale Canada Limited (b)	Canada	Nickel	100.00	100.00	15,408	19,312	(31)	(201)	—	—
Vale Fertilizantes S.A. (antiga Mineração Naque S.A.) (a) (b)	Brazil	Fertilizers	100.00	100.00	13,939	13,751	(70)	(69)	—	—
Vale International S.A. (b)	Switzerland	Trading and holding	100.00	100.00	27,220	28,067	(1,592)	1,141	—	—
Vale Malaysia Minerals	Malaysia	Iron ore	100.00	100.00	2,481	2,321	12	(10)	—	—
Vale Manganês S.A.	Brazil	Manganese and Ferroalloys	100.00	100.00	639	665	(25)	(105)	—	—
Vale Mina do Azul S.A.	Brazil	Manganese	100.00	100.00	350	351	3	16	19	—
Vale Moçambique	Mozambique	Coal	100.00	100.00	10,630	10,060	28	(357)	—	—
Vale Shipping Holding Pte. Ltd.	Singapore	Logistic of iron ore	100.00	100.00	6,370	6,482	84	104	—	—
VBG Vale BSGR Limited (a)	Guinea	Iron ore	51.00	51.00	816	876	(31)	(45)	—	—
VLI S.A. (g)	Brazil	General Cargo Logistics	—	—	—	—	—	(115)	—	—
Others					919	1,666	(219)	(1)	—	26
					109,538	114,973	(2,115)	129	19	193
Joint Ventures
California Steel Industries, INC	USA	Steel	50.00	50.00	417	425	5	13	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	Brazil	Pellets	50.00	50.00	231	213	18	1	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS (f)	Brazil	Pellets	50.89	51.00	179	196	8	(7)	25	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO (f)	Brazil	Pellets	50.90	51.00	156	145	10	1	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO (f)	Brazil	Pellets	51.00	51.11	401	372	29	4	—	—
CSP- Companhia Siderúrgica do PECEM (h)	Brazil	Steel	50.00	50.00	1,867	1,608	(7)	(3)	—	—
MRS Logística S.A. (d)	Brazil	Iron ore	47.59	46.75	1,304	1,322	32	26	—	—
Norte Energia S.A.	Brazil	Energy	4.59	4.59	212	193	(1)	(1)	—	—
Samarco Mineração S.A. (e)	Brazil	Pellets	50.00	50.00	1,432	1,023	409	320	—	—
Others					114	109	5	6	1	—
					6,313	5,606	508	360	26	—
Direct and indirect associate
Henan Longyu Energy Resources CO., LTD.	China	Coal	25.00	25.00	835	835	28	18	—	—
LOG-IN - Logística Intermodal S/A (c)	Brazil	Logistics	—	—	—	—	—	7	—	—
Mineração Rio Grande do Norte S.A. - MRN	Brazil	Bauxite	40.00	40.00	257	259	13	3	—	—
Teal Minerals Incorporated	Zambia	Copper	50.00	50.00	505	535	(12)	(6)	—	—
Tecnored Desenvolvimento Tecnologico S.A. (a) (i)	Brazil	Iron ore	—	—	—	91	(3)	(4)	—	—
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	Brazil	Steel	26.87	26.87	714	752	(42)	(14)	—	—
VLI S.A. (g)	Brazil	General Cargo Logistics	37.51	37.51	2,840		(2)
Zhuhai YPM Pellet Co	China	Pellets	25.00	25.00	55	58	1	—	—	—
Others					510	261	(32)	(22)	—	—
					5,716	2,791	(49)	(18)	—	—
Total of associates and joint ventures					12,029	8,397	459	342	26	—
Total					121,567	123,370	(1,656)	471	45	193

(a) Investment balance includes the values of advances for future capital increase;

(b) Stockholder’s equity is excluded of others investments presented in the table.

(c) Company sold in December 2013;

(d) Main data of MRS in 2014: Total assets R$6,632, liabilities R$3,891, Operational results R$138, Financial results R$(26), income taxes R$(40);

(e) Main data of Samarco in 2014: total Assets R$14,193, liabilities R$8,998, Operational results R$791, Financial Results R$ 243, Income taxes R$(217);

(f) Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by noncontrolling shareholders;

(g) Considering the final participation after the transaction conclusion and the respective shareholders agreement, as described in Note 6;

(h) Pre-operational stage, and

(i) Consolidated since March 2014.

12.                               Intangible Assets

	Consolidated
	March 31, 2014 (unaudited)			December 31, 2013
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	9,451	—	9,451	9,698	—	9,698
Finite useful life
Concession and subconcession	7,678	(2,889)	4,789	7,259	(2,793)	4,466
Right to use	731	(186)	545	769	(175)	594
Others	3,042	(1,773)	1,269	3,033	(1,695)	1,338
	11,451	(4,848)	6,603	11,061	(4,663)	6,398
Total	20,902	(4,848)	16,054	20,759	(4,663)	16,096

	Parent Company
	March 31, 2014 (unaudited)			December 31, 2013
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	9,451	—	9,451	9,698	—	9,698

Finite useful life
Concession and subconcession	7,678	(2,889)	4,789	7,259	(2,793)	4,466
Right to use	223	(91)	132	223	(89)	134
Others	3,042	(1,773)	1,269	3,033	(1,695)	1,338
	10,943	(4,753)	6,190	10,515	(4,577)	5,938
Total	20,394	(4,753)	15,641	20,213	(4,577)	15,636

The rights of use refers basically to the usufruct contract entered into with noncontrolling stockholders to use the Empreendimentos Brasileiros de Mineração S.A. shares (owner of the shares of MBR) and intangible identified in business combination of Vale Canada. The amortization of the right of use will expires in 2037 and Vale Canada’s intangible will end in September 2046. The concessions and subconcessions are the agreements with the Brazilian government for the exploration and the development the ports and rails.

The table below shows the movement of intangible assets during the period:

	Consolidated
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance as at December 31, 2012	9,407	7,674	619	1,122	18,822
Addition	—	249	—	17	266
Write off	—	(4)	—	(1)	(5)
Amortization	—	(92)	(10)	(72)	(174)
Translation adjustment of the period	(122)	—	(16)	—	(138)
Net effect of discontinued operation in the period	—	18	—	—	18
Balance as at March 31, 2013 (unaudited)	9,285	7,845	593	1,066	18,789

Balance as at December 31, 2013	9,698	4,466	594	1,338	16,096
Addition	—	435	—	11	446
Write off	—	(7)	—	—	(7)
Amortization	—	(105)	(17)	(80)	(202)
Translation adjustment of the period	(247)	—	(32)	—	(279)
Balance as at March 31, 2014 (unaudited)	9,451	4,789	545	1,269	16,054

	Parent Company
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance as at December 31, 2012	9,407	3,996	139	1,122	14,664
Addition	—	249	—	17	266
Disposals	—	(4)	—	(1)	(5)
Amortization	—	(92)	(1)	(72)	(165)
Translation adjustment	(122)	—	—	—	(122)
Balance as at March 31, 2013 (unaudited)	9,285	4,149	138	1,066	14,638

Balance as at December 31, 2013	9,698	4,466	134	1,338	15,636
Addition	—	435	—	11	446
Disposals	—	(7)	—	—	(7)
Amortization	—	(105)	(2)	(80)	(187)
Translation adjustment	(247)	—	—	—	(247)
Balance as at March 31, 2014 (unaudited)	9,451	4,789	132	1,269	15,641

13.                               Property, plant and equipment

	Consolidated
	March 31, 2014 (unaudited)			December 31, 2013
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	2,496	—	2,496	2,215	—	2,215
Buildings	23,585	(5,065)	18,520	23,228	(4,992)	18,236
Facilities	39,653	(11,335)	28,318	36,683	(11,061)	25,622
Computer equipment	1,536	(1,001)	535	1,592	(1,163)	429
Mineral properties	48,641	(11,986)	36,655	50,608	(12,479)	38,129
Other	64,037	(20,386)	43,651	63,600	(19,698)	43,902
Construction in progress	59,378	—	59,378	62,775	—	62,775
	239,326	(49,773)	189,553	240,701	(49,393)	191,308

	Parent Company
	March 31, 2014 (unaudited)			December 31, 2013
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	1,328	—	1,328	1,322	—	1,322
Buildings	11,623	(1,811)	9,812	11,167	(1,718)	9,449
Facilities	22,343	(4,696)	17,647	18,884	(4,534)	14,350
Computer equipment	633	(449)	184	695	(512)	183
Mineral properties	2,914	(623)	2,291	3,188	(822)	2,366
Other	23,883	(9,111)	14,772	22,953	(8,815)	14,138
Construction in progress	26,627	—	26,627	28,897	—	28,897
	89,351	(16,690)	72,661	87,106	(16,401)	70,705

	Consolidated
	Land	Building	Facilities	Computer equipment	Mineral properties	Other	Constructions in progress	Total
Balance as at December 31, 2012	1,381	12,451	24,024	769	38,553	37,147	59,130	173,455
Acquisitions (i)	—	—	—	—	—	—	7,030	7,030
Disposals	—	(1)	(75)	(1)	(680)	(242)	(141)	(1,140)
Depreciation and amortization	—	(121)	(431)	(41)	(487)	(1,228)	—	(2,308)
Translation adjustment	—	(78)	(207)	(5)	(1,037)	(213)	(611)	(2,151)
Transfers	366	636	415	23	(1,143)	1,635	(1,932)	—
Net effect of discontinued operation in the period	—	(1)	—	(1)	—	231	(264)	(35)
Balance as at March 31, 2013 (unaudited)	1,747	12,886	23,726	744	35,206	37,330	63,212	174,851

Balance as at December 31, 2013	2,215	18,236	25,622	429	38,129	43,902	62,775	191,308
Acquisitions (i)	—	—	—	—	—	—	5,224	5,224
Disposals	—	(24)	(8)	(4)	(136)	(75)	(44)	(291)
Depreciation and amortization	—	(179)	(632)	(33)	(526)	(1,124)	—	(2,494)
Translation adjustment	145	(204)	(694)	34	(1,522)	(318)	(1,635)	(4,194)
Transfers	136	691	4,030	109	710	1,266	(6,942)	—
Balance as at March 31, 2014 (unaudited)	2,496	18,520	28,318	535	36,655	43,651	59,378	189,553

	Parent Company
	Land	Building	Facilities	Computer equipment	Mineral properties	Others	Constructions in progress	Total
Balance as at December 31, 2012	1,162	4,376	12,300	218	3,814	9,288	30,073	61,231
Acquisitions (i)	—	—	—	—	—	—	3,096	3,096
Disposals	—	—	—	—	—	(19)	(113)	(132)
Depreciation and amortization	—	(42)	(157)	(23)	(77)	(335)	—	(634)
Transfers	82	522	638	10	(1,462)	936	(726)	—
Balance as at March 31, 2013 (unaudited)	1,244	4,856	12,781	205	2,275	9,870	32,330	63,561

Balance as at December 31, 2013	1,322	9,449	14,350	183	2,366	14,138	28,897	70,705
Acquisitions (i)	—	—	—	—	—	—	2,799	2,799
Disposals	—	(23)	(2)	(3)	—	(15)	(42)	(85)
Amortization	—	(77)	(174)	(19)	(81)	(407)	—	(758)
Others	6	463	3,473	23	6	1,056	(5,027)	—
Balance as at March 31, 2014 (unaudited)	1,328	9,812	17,647	184	2,291	14,772	26,627	72,661

(i) The total amount of Capital Expenditures recognized as additions of consolidated construction in progress in the period of Three-month ended March 31, 2014 and March 31, 2013 correspond to R$4,092 and R$5,444, respectively. To the parent company in March 31, 2014 and March 31, 2013 correspond to R$3,472 and R$2,098.

The property, plant and equipment (net book value) given as guarantees for judicial claims in March 31, 2014 and December 31, 2013 2012 correspond to R$143 and R$180 in consolidated. To the parent company at March 31, 2014 and December 31, 2013 correspond to R$142 and R$147 respectively.

In March 31, 2014, R$2.5 billion refers to iron ore Project — Guinea (Note 28d).

14.                               Loans and Financing

a)                                     Total debt

	Consolidated		Parent Company
	Current Liabilities
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
	(unaudited)		(unaudited)
Debt contracts abroad
Loans and financing in:
United States Dollars	783	783	550	536
Others currencies	5	4	—	—
Fixed rates:
Notes indexed in United Stated Dollars	23	28	—	—
Accrued charges	514	820	84	312
	1,325	1,635	634	848
Debt contracts in Brazil
Loans and financing in:
Indexed to TJLP, TR, IGP-M e CDI	1,815	1,756	1,663	1,603
Basket of currencies, LIBOR	402	411	396	405
Fixed rates:
Loans in United States Dollars	13	14	13	14
Loans in Reais	115	111	110	106
Accrued charges	333	231	305	205
	2,678	2,523	2,487	2,333
	4,003	4,158	3,121	3,181

	Consolidated		Parent Company
	Non-current Liabilities
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
	(unaudited)		(unaudited)
Debt contracts abroad
Loans and financing in:
United States Dollars	10,253	10,921	8,400	8,930
Others currencies	6	6	—	—
Fixed rates:
Notes indexed in United Stated Dollars	31,233	32,347	3,395	3,514
Euro	4,676	4,840	4,676	4,840
	46,168	48,114	16,471	17,284
Debt contracts in Brazil
Loans and financing in:
Indexed to TJLP, TR, IGP-M e CDI	11,551	11,714	11,379	11,529
Basket of currencies, LIBOR	3,037	3,198	3,021	3,180
Non-convertible debentures into shares	1,917	870	1,010	—
Fixed rates:
Loans in United States Dollars	177	186	177	186
Loans in Reais	707	737	689	717
	17,389	16,705	16,276	15,612
	63,557	64,819	32,747	32,896

All the securities issued through our 100% finance subsidiary Vale Overseas Limited, are fully and unconditionally guaranteed by Vale.

The long-term portion as at March 31, 2014 (unaudited) has maturities as follows:

	Consolidated	Parent Company
2015	2,279	1,347
2016	4,492	2,012
2017	5,481	2,046
2018	9,222	8,872
2019 onwards	42,083	18,470
	63,557	32,747

As at March 31, 2014 (unaudited), the annual interest rates on the long-term debts were as follows:

	Consolidated	Parent Company
Up to 3%	7,776	6,172
3,1% to 5% (a)	19,909	11,866
5,1% to 7% (b)	28,379	10,445
7,1% to 9% (b)	2,596	—
9,1% to 11% (b)	319	—
Over 11% (b)	8,309	7,385
Variable	272	—
	67,560	35,868

(a) Includes Eurobonds. For this operation we have entered into derivative transactions at a coupon of 4.42% per year in US dollars.

(b) Includes Brazilian Real denominated debt that bears interest at the CDI and TJLP, plus spread. For these operations, we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling R$14,954 of which R$14,237 has an original interest rate above 5.1% per year. The average cost of debts not denominated in U.S. Dollars after entering derivatives transactions is 2.38% per year.

	As at March 31, 2014 (unaudited)				Balance
Non-convertible Debentures	Issued	Outstanding	Maturity	Interest	March 31, 2014	December 31, 2013
					(unaudited)
Tranche “B” - Salobo	—	—	No date	6.5% p.a + IGP-DI	907	870
Infrastructure Debenture 1st serie	Feb/14	600	Jan/21	6,46%p.a+IPCA	611	—
Infrastructure Debenture 2st serie	Feb/14	150	Jan/24	6,57%p.a+IPCA	152	—
Infrastructure Debenture 3st serie	Feb/14	100	Jan/26	6,71%p.a+IPCA	102	—
Infrastructure Debenture 4st serie	Feb/14	150	Jan/29	6,78%p.a+IPCA	152	—
					1,924	870

Long-term portion					1,917	870
Accrued charges					7	—
					1,924	870

b)                                     Funding

On February 2014, Vale issued infrastructure debentures in the total amount of R$1 billion.

In April, 2014 (subsequent event), the BNDES approved a new financing of R$6.2 billion (approx. US$2.7 billion) to implement the iron ore project S11D and CLN S11D. The disbursement will occur within three years.

c)                                      Revolving credit lines

		Credit line
						Amounts drawn on
Type	Contractual Currency	Date of agreement		Available until	Total amount available	March 31, 2014	December 31, 2013
						(unaudited)
Revolving Credit Lines
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	April 2011		5 years	6,789	—	—
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	July 2011		5 years	4,526	—	—
Credit Lines
Export-Import Bank of China e Bank of China Limited	US$	September 2010	(a)	13 years	2,781	2,229	2,308
BNDES	R$	April 2008	(b)	10 years	7,300	4,626	4,626
Loans
BNDES - CLN 150	R$	September 2012	(c)	10 years	3,883	3,079	3,079
BNDES - Investment Sustenance Program (“PSI”) 3.0%	R$	June 2013	(d)	10 years	109	87	87
BNDES - Tecnored 3.5%	R$	December 2013	(e)	8 years	136	—	—
Canadian Agency Export Development (“EDC”)	US$	January 2014	(f)	5 and 7 years	1,754	—	—

(a)                                 Acquisition of twelve large ore carriers from Chinese shipyards.

(b)                                Memorandum of Understanding  signature date, however projects financing  is considered from the signature date of each projects contrast amendments.

(c)                                  Capacitação Logística Norte 150 Project (“CLN 150”).

(d)                                 Acquisition of a domestic equipment.

(e)                                  Support to Tecnored’s investment plan from 2013 to 2015.

(f)                                   General corporate purpose.

The currency of total amount available and disbursed different from reporting currency is affected by exchange rate variation among periods.

d)                                     Guarantee

On March 31, 2014 (unaudited), R$3,103 of the total aggregate outstanding debt was secured by property, plant and equipment and receivables.

15.                               Asset retirement obligation

The Company uses various judgments and assumptions when measuring its obligations related to the retirement of assets. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities, because their recovery is considered uncertain.

Long term interest rates used to discount these obligations to their present values and to update the provisions as at March 31, 2014 and December 31, 2013 were 5.03% p.a. The liability is periodically updated based on these discount rates plus the inflation index (IGPM) for the period in reference.

The changes in the provision for asset retirement obligation are as follows:

	Consolidated		Parent Company
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
	(unaudited)		(unaudited)
Balance at beginning of period	6,194	5,615	1,946	1,625
Increase expense(i)	158	414	75	174
Settlement in the current period	(8)	(90)	(3)	(35)
Revisions in estimated cash flows	120	102	—	182
Translation adjustments	(144)	162	—	—
Transfer held for sale	—	(9)	—	—
Balance at end of period	6,320	6,194	2,018	1,946

Current	364	225	87	90
Non-current	5,956	5,969	1,931	1,856
	6,320	6,194	2,018	1,946

(i) For the first quarter of 2013, R$92 for consolidated and R$32 for parent company.

16.          Provision for litigation

Vale is a party to labor, civil, tax and other ongoing lawsuits and is discussing these issues both administratively and in court.  When applicable, these lawsuits are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by the legal advice of the legal board of the Company and by its legal consultants.

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as at December 31, 2012	2,039	575	1,534	70	4,218
Additions	28	13	108	7	156
Reversals	(44)	(41)	(49)	—	(134)
Payments	(448)	(44)	(56)	—	(548)
Indexation and interest/ Translation adjustments	(112)	3	19	1	(89)
Transfer to held for sale	—	2	(3)	—	(1)
Balance as at March 31, 2013 (unaudited)	1,463	508	1,553	78	3,602

Balance as at December 31, 2013	771	498	1,653	67	2,989
Additions	95	21	124	42	282
Reversals	(62)	(20)	(57)	(9)	(148)
Payments	(2)	(6)	(14)	—	(22)
Indexation and interest/ Translation adjustments	(23)	(32)	42	19	6
Balance as at March 31, 2014 (unaudited)	779	461	1,748	119	3,107

	Parent Company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2012	1,213	247	1,364	43	2,867
Additions	17	7	65	2	91
Reversals	(33)	(12)	(45)	—	(90)
Payments	(444)	—	(29)	—	(473)
Monetary adjustment / Translation adjustments	18	(1)	16	1	34
Balance at March 31, 2013 (unaudited)	771	241	1,371	46	2,429

Balance at December 31, 2013	280	221	1,472	35	2,008
Additions	36	19	118	38	211
Reversals	(1)	(20)	(43)	(9)	(73)
Payments	—	(6)	(9)	—	(15)
Monetary adjustment / Translation adjustments	2	(38)	47	(6)	5
Balance at March 31, 2014 (unaudited)	317	176	1,585	58	2,136

Provisions for tax litigation - The nature of tax contingencies balances refer to discussions on the basis of calculation of the Financial Compensation for Exploiting Mineral Resources (“CFEM”) and denials of compensation claims of credits in the settlement of federal taxes in Brazil, and mining taxes in our foreign subsidiaries. The other causes refer to the charges of Additional Port Workers Compensation (“AITP”) and questions about the location for the purpose of incidence of Service Tax (“ISS”).

Provisions for civil litigation - They are related to the demands that involve contracts between Vale and unrelated companies with their service providers, requiring differences in values due to alleged losses that have occurred due to various economic plans, other demands are related to accidents, actions damages and still others related to monetary compensation in action vindicatory.

Provisions for labor and social security litigation - Consist of lawsuits filed by employees and service providers, from employment relationship. The most recurring  claims are payment of overtime, hours in intinere, and health and safety. The social security contingencies are from legal and administrative disputes between the INSS and the Vale companies, relating to compulsory social security or not.

In addition to those provisions, there are judicial deposits. These court-ordered deposits are accruing interest and are reported in noncurrent assets. Judicial deposits are as follows:

	Consolidated		Parent Company
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
	(unaudited)		(unaudited)
Tax litigations	869	1,014	586	590
Civil litigations	498	411	446	359
Labor litigations	2,118	2,039	1,990	1,913
Environmental litigations	28	27	26	26
Total	3,513	3,491	3,048	2,888

The Company is challenging  at administrative and judicial levels, claims where the expectation of loss is classified as possible and considers that there is no need to recognize a provision.

These possible contingent liabilities are split between tax, civil, labor and social security, and are as follows:

	Consolidated		Parent Company
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
	(unaudited)		(unaudited)
Tax litigations	6,995	8,877	5,127	4,842
Civil litigations	2,507	2,855	2,211	2,701
Labor litigations	3,478	5,320	3,357	3,579
Environmental litigations	2,873	3,146	2,861	3,135
Total	15,853	20,198	13,556	14,257

The most significant possible loss tax risk relates to the deductibility of social contribution payments on the Income Tax Bases.

17.          Income Taxes Settlement Program (“REFIS”)

In November 2013, The Company elected to participate in the a corporate Income Tax Settlement Program (“REFIS”) for payment of amounts relating to income tax and social contribution on the net income of its non-Brazilian subsidiaries and affiliates from 2003 to 2012.

In March 31, 2014, the amount of R$16,456 in the consolidated and R$16,119 parent company will be paid in 175 monthly installments, bearing interest at the selic rate.

18.          Deferred Income Tax

We analyze the potential tax impact associated with undistributed earnings of each our subsidiaries and affiliates. For those subsidiaries in which undistributed earnings are intended to be reinvested indefinitely, no deferred tax is recognized. Undistributed earnings of foreign consolidated subsidiaries and affiliates totaled approximately R$54,651 (US$24,150) on March 31, 2014. As described in Note 17, in 2013 we entered in the Brazilian REFIS program to pay the amounts relating to the collection of income taxes on equity gain on foreign subsidiaries and affiliates from 2003 to 2012 and therefore, the repatriation of these earnings would have no Brazilian tax consequences.

The income of the Company is subject to the common system of taxation applicable to companies in general. The net deferred balances were as follows:

	Consolidated
	Assets	Liabilities	Total
Balance at December 31, 2012	8,291	6,918	1,373
Net income effect	305	(23)	328
Translation adjustment for the period	(63)	129	(192)
Other comprehensive income	45	53	(8)
Net effect of discontinued operations of the period	—	(3)	3
Balance at March 31, 2013 (unaudited)	8,578	7,074	1,504

Balance at December 31, 2013	10,596	7,562	3,034
Net income effect	(68)	78	(146)
Translation adjustment for the period	64	(396)	460
Other comprehensive income	22	20	2
Balance at March 31, 2014 (unaudited)	10,614	7,264	3,350

Parent Company
Assets
Balance at December 31, 2012	5,715
Net income effect	255
Other comprehensive income	45
Balance at March 31, 2013 (unaudited)	6,015

Balance at December 31, 2013	7,418
Net income effect	(164)
Other comprehensive income	21
Balance at March 31, 2014 (unaudited)	7,275

The deferred assets arising from tax losses, negative social contribution and temporary differences are recognized in the accounts, taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on assumptions internal and macroeconomic, trade and tax scenarios that may suffer changes in the future.

The income taxes in Brazil comprise the taxation on income and social contribution on profit. The composite statutory rate applicable in the periods presented is 34%. In other countries where we have operations, we are subject to various rates depending on jurisdiction.

The total amount presented the results in the financial statements is reconciled with the rates established by law, as follows:

	Consolidated		Parent Company
	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Net income before income taxes	7,921	8,059	8,111	8,017
Income taxes at statutory rates - 34%	(2,693)	(2,740)	(2,758)	(2,726)
Adjustments that affects the basis of taxes:
Income taxes benefit from interest on stockholders’ equity	659	627	659	627
Tax incentive	311	260	311	260
Results of overseas companies taxed by different rates which differs from the parent company rate	(667)	161	—	—
Constitution/Reversal for tax loss carryfoward	17	(64)	—	—
Results of equity investments	156	116	(563)	160
Other	(120)	(217)	149	(137)
Income taxes on the profit for the period	(2,337)	(1,857)	(2,202)	(1,816)

19.          Employee Benefits Obligations

In its 2013 financial statements the Company had announced that it expects to contribute R$829 (parent R$ 350) to its pension plan in 2013. Through March 31, 2014 it had contributed R$216 (parent R$88). No significant changes are expected in relation to the estimative disclosed in December 31, 2013 financial statement.

Reconciliation of assets and liabilities in balance sheet

	Total
	Consolidated
	March 31, 2014 (unaudited)			December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Other underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Other underfunded pension plans
Ceiling recognition of an asset (ceiling) / onerous liability
Beginning of the period	2,790	—	—	1,725	—	—
Interest income	—	—	—	154	—	—
Changes in asset ceiling/ onerous liability	78	—	—	911	—	—
Ended of the period	2,868	—	—	2,790	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(9,689)	(9,807)	(3,842)	(9,557)	(10,320)	(3,966)
Fair value of assets	12,557	8,711	—	12,347	8,911	—
Effect of the asset ceiling	(2,868)	—	—	(2,790)	—	—
Assets (liabilities) to be provisioned	—	(1,096)	(3,842)	—	(1,409)	(3,966)

Current liabilities	—	(21)	(197)	—	(22)	(205)
Non-current liabilities	—	(1,075)	(3,645)	—	(1,387)	(3,761)
Assets (liabilities) to be provisioned	—	(1,096)	(3,842)	—	(1,409)	(3,966)

Costs recognized in the income statements for the period:

	Consolidated
	Three-month period ended (unaudited)
	March 31, 2014			March 31, 2013
	Overfunded pension plans	Underfunded pension plans	Other underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Other underfunded pension plans
Current service cost	17	36	18	—	65	23
Interest on expense on liabilities	279	124	54	159	181	51
Interest income on plan assets	(283)	(90)	—	(195)	(180)	—
Effect of the asset ceiling		—	—	36	—	—
Total costs, net	13	70	72	—	66	74

Costs recognized in the statement of comprehensive income for the period

	Consolidated
	Three-month period ended (unaudited)
	March 31, 2014			March 31, 2013
	Overfunded pension plans	Underfunded pension plans	Other underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Other underfunded pension plans
Beginning of the period	(219)	(926)	(460)	(7)	(1,970)	(778)
Return on plan assets (excluding interest income)	(42)	117	—	(414)	72	—
Change of asset ceiling / costly liabilities (excluding interest income)	(20)	—	—	414	—	—
	(62)	117	—	—	72	—
Income tax	21	(27)	—	—	(7)	—
Others comprehensive income	(41)	90	—	—	65	—
Effect of conversion	—	31	12	—	15	5
Accumulated other comprehensive income	(260)	(805)	(448)	(7)	(1,890)	(773)

Incentive Plan in Results

The Company, Participation in Results Program (“PPR”) measured on the evaluation of individual and collective performance of its employees.

The Participation in the Results of the Company for each employee is calculated individually according to the achievement of goals previously established using of indicators for the, performance of the Company, Business Unit, Team and individual. The contribution of each performance unit to the performance scores of employees is discussed and agreed each year, between the Company and the unions representing the employees.

The Company accrued expenses/costs related to participation in the results as follow:

	Consolidated		Parent Company
	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Operational expenses	94	106	78	91
Cost of goods sold and services rendered	217	197	184	153
Total	311	303	262	244

Long-term stock option compensation plan

The terms, assumptions, calculation methods and the accounting treatment applied to the long-term incentive plan (“LTI”) is the same as presented in the financial statements of December 31, 2013. The total number of shares subject to the long term compensation plan on March 31, 2014 and December 31, 2013 are 4,427,375 and 6,214,288, and total liability recorded of R$195 and R$198, respectively.

20.          Classification of financial instruments

The classification of financial assets and liabilities is shown in the following tables:

	Consolidated					Parent Company
	March 31, 2014 (unaudited)
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale	Total	Loans and receivables (a)	At fair value through profit or loss (b)	Total
Current
Cash and cash equivalents	16,252	—	—	—	16,252	1,109	—	1,109
Derivative financial instruments	—	419	3	—	422	—	384	384
Accounts receivable	9,284	—	—	—	9,284	19,471	—	19,471
Related parties	1,626	—	—	—	1,626	2,184	—	2,184
	27,162	419	3	—	27,584	22,764	384	23,148
Non-Current
Related parties	260	—	—	—	260	818	—	818
Loans and financing agreements	591	—	—	—	591	195	—	195
Derivative financial instruments	—	382	—	—	382	—	8	8
Others	—	—	—	11	11	—	—	—
	851	382	—	11	1,244	1,013	8	1,021
Total of Assets	28,013	801	3	11	28,828	23,777	392	24,169

Financial liabilities
Current
Suppliers and contractors	7,859	—	—	—	7,859	3,764	—	3,764
Derivative financial instruments	—	985	125	—	1,110	—	761	761
Loans and financing agreements	4,003	—	—	—	4,003	3,121	—	3,121
Related parties	743	—	—	—	743	6,729	—	6,729
	12,605	985	125	—	13,715	13,614	761	14,375
Non-Current
Derivative financial instruments	—	2,510	29	—	2,539	—	2,462	2,462
Loans and financing agreements	63,557	—	—	—	63,557	32,747	—	32,747
Related parties	372	—	—	—	372	29,942	—	29,942
Stockholders’ Debentures	—	4,208	—	—	4,208	—	4,208	4,208
	63,929	6,718	29	—	70,676	62,689	6,670	69,359
Total of Liabilities	76,534	7,703	154	—	84,391	76,303	7,431	83,734

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short term.

(c)  See Note 22a.

	Consolidated					Parent Company
	December 31, 2013
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale	Total	Loans and receivables (a)	At fair value through profit or loss (b)	Total
Current
Cash and cash equivalents	12,465	—	—	—	12,465	3,635	—	3,635
Derivative financial instruments	—	459	12	—	471	—	378	378
Accounts receivable	13,360	—	—	—	13,360	14,167	—	14,167
Related parties	611	—	—	—	611	1,684	—	1,684
	26,436	459	12	—	29,907	19,486	378	19,864
Non-Current
Related parties	253	—	—	—	253	864	—	864
Loans and financing agreements	564	—	—	—	564	192	—	192
Derivative financial instruments	—	329	—	—	329	—	—	—
Other	—	—	—	11	11	—	—	—
	817	329	—	11	1,157	1,056	—	1,056
Total of Assets	27,253	788	12	11	28,064	20,542	378	20,920

Financial liabilities
Current
Suppliers and contractors	8,837	—	—	—	8,837	3,640	—	3,640
Derivative financial instruments	—	464	92	—	556	—	435	435
Loans and financing agreements	4,158	—	—	—	4,158	3,181	—	3,181
Related parties	479	—	—	—	479	6,453	—	6,453
	13,474	464	92	—	14,030	13,274	435	13,709
Non-Current
Derivative financial instruments	—	3,469	27	—	3,496	—	3,188	3,188
Loans and financing agreements	64,819	—	—	—	64,819	32,896	—	32,896
Related parties	11	—	—	—	11	32,013	—	32,013
Stockholders’ Debentures	—	4,159	—	—	4,159	—	4,159	4,159
	64,830	7,628	27	—	72,485	64,909	7,347	72,256
Total of Liabilities	78,304	8,092	119	—	86,515	78,183	7,782	85,965

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short term.

(c)  See Note 22a.

21.          Fair Value Estimative

The Company considered the same assumptions and calculation methods presented in the financial statements of December 31, 2013, to measure the fair value of assets and liabilities in the period.

The tables below present the assets and liabilities measured at fair value:

	Consolidated
	March 31, 2014 (unaudited)	December 31, 2013
	Level 2 (i)	Level 2 (i)
Financial Assets
Current
Derivatives at fair value through profit or loss	419	459
Derivatives designated as hedges	3	12
	422	471
Non-Current
Derivatives at fair value through profit or loss	382	329
	382	329
Total of Assets	804	800

Financial Liabilities
Current
Derivatives at fair value through profit or loss	985	464
Derivatives designated as hedges	125	92
	1,110	556
Non-Current
Derivatives at fair value through profit or loss	2,510	3,469
Derivatives designated as hedges	29	27
Stockholders’ debentures	4,208	4,159
	6,747	7,655
Total of Liabilities	7,857	8,211

(i) No classification according to levels 1 and 3.

	Parent Company
	March 31, 2014 (unaudited)	December 31, 2013
	Level 2 (i)	Level 2 (i)
Financial Assets
Current
Derivatives at fair value through profit or loss	384	378
	384	378
Non-Current
Derivatives at fair value through profit or loss	8	—
	8	—
Total of Assets	392	378

Financial Liabilities
Current
Derivatives at fair value through profit or loss	761	435
	761	435
Non-Current
Derivatives at fair value through profit or loss	2,462	3,188
Stockholders’ debentures	4,208	4,159
	6,670	7,347
Total of Liabilities	7,431	7,782

(i) No classification according to levels 1 and 3.

Fair value measurement compared to book value

For the loans allocated to Level 1, the evaluation method used to estimate the fair value of debt is the market approach to the contracts listed on the secondary market. For the loans allocated Level 2, the fair value for both fixed-indexed rate debt and floating rate is determined from the discounted cash flow using the future values of the LIBOR rate and the curve of Vale’s Bonds (income approach).

The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	Consolidated				Parent Company
	Balance	Fair value (i)	Level 1	Level 2	Balance	Fair value (i)	Level 1	Level 2
Financial liabilities
March 31, 2014 (unaudited)
Loans (long term)(ii)	66,713	70,685	38,881	31,804	35,480	36,833	9,265	27,568

December 31, 2013
Loans (long term)(ii)	67,926	70,289	37,397	32,892	35,560	36,377	7,889	28,488

(i) No classification according to the level 3.

(ii) Net interest of R$847 in consolidated and R$388 for parent company in March 31, 2014 and net interest of R$1,051 in consolidated and R$517 for parent company in December 31, 2013.

22.          Derivative financial instruments

a)            Derivatives effects on Balance Sheet

	Consolidated
	Assets
	March 31, 2014 (unaudited)		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	367	—	408	—
IPCA swap	9	8	—	—
Eurobonds Swap	1	266	30	236
Pre dollar swap	12	—	12	—
	389	274	450	236
Commodities price risk
Fixed price program	24	1	9	—
Bunker Oil	6	—	—	—
	30	1	9	—
Warrants
SLW options (Note 27)	—	107		93
	—	107	—	93
Derivatives designated as hedge
Bunker Oil Hedge	3	—	12	—
	3	—	12	—
Total	422	382	471	329

	Consolidated
	Liabilities
	March 31, 2014 (unaudited)		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	951	2,252	434	3,207
Eurobonds Swap	6	15	2	—
Pre dollar swap	1	238	1	259
	958	2,505	437	3,466
Commodities price risk
Fixed price program	26	1	6	—
Bunker Oil	—	—	20	—
	26	1	26	—
Embedded derivatives
Gas Oman	1	4	1	3
	1	4	1	3
Derivatives designated as hedge
Bunker Oil Hedge	36	—	29	—
Foreign exchange cash flow hedge	89	29	63	27
	125	29	92	27
Total	1,110	2,539	556	3,496

	Parent Company
	Assets
	March 31, 2014 (unaudited)		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	364	—	366	—
IPCA swap	9	8	—	—
Pre dollar swap	11	—	12	—
	384	8	378	—
Total	384	8	378	—

	Parent Company
	Liabilites
	March 31, 2014 (unaudited)		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	760	2,224	434	2,929
Pre dollar swap	1	238	1	259
	761	2,462	435	3,188
Total	761	2,462	435	3,188

b)            Effects of derivatives in the statement of income

	Consolidated		Parent Company
	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	456	290	423	249
IPCA swap	17	—	17	—
Eurobonds Swap	15	(78)	—	—
Pre dollar swap	26	17	26	17
	514	229	466	266
Commodities price risk
Nickel:
Fixed price program	(2)	3	—	—
Purchased scrap protection program	—	1	—	—
Bunker Oil	6	(30)	—	—
	4	(26)	—	—
Warrants
SLW Options (Note 27)	19	(14)	—	—
	19	(14)	—	—
Embedded derivatives
Gas Oman	(1)	(1)	—	—
	(1)	(1)	—	—
Derivatives designated as hedge
Bunker Oil Hedge	(6)	—	—	—
Strategic Nickel	—	26	—	—
Foreign exchange cash flow hedge	(31)	8	—	11
	(37)	34	—	11
Total	499	222	466	277

c)             Effects of derivatives as Cash Flow hedge

	Consolidated		Parent Company
	(Inflows)/ Outflows
	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Derivatives not designated as hedges
Exchange risk and interest rates
CDI & TJLP vs. US$ fixed and floating rate swap	(67)	(167)	(48)	(137)
EuroBonds Swap	(24)	10	—	—
Pre dollar swap	(5)	(10)	(4)	(10)
	(96)	(167)	(52)	(147)
Risk of product prices
Fixed price program	(3)	5	—	—
Bunker Oil Hedge	21	(1)	—	—
	18	4	—	—
Derivatives designated as hedges
Bunker Oil Hedge	6	—	—	—
Strategic Nickel	—	(26)	—	—
Foreign exchange cash flow hedge	31	(8)	—	(11)
	37	(34)	—	(11)
Total	(41)	(197)	(52)	(158)

Gains (losses) unrealized derivative	458	25	414	119

d)            Effects of derivatives designated as hedge

i.              Cash Flow Hedge

The effects of cash flow hedge impact the stockholders’ equity and are presented in the following tables:

	Three-month period ended (unaudited)
	Parent Company				noncontrolling	Consolidated
	Currency	Nickel	Others	Total	stockholders	Total
Fair value measurements	(54)	—	(24)	(78)	—	(78)
Reclassification to results due to realization	31	—	6	37	—	37
Net change in March 31, 2014	(23)	—	(18)	(41)	—	(41)

Fair value measurements	(18)	—	(27)	(45)	—	(45)
Reclassification to results due to realization	(8)	(26)	—	(34)	—	(34)
Net change in March 31, 2013	(26)	(26)	(27)	(79)	—	(79)

Maturities dates
Currencies/ Interest Rates (LIBOR)	July 2023
Gas	April 2016
Nickel	November 2015
Copper	June 2014
Warrants	February 2023
Bunker Oil	December 2014

Additional information about derivatives financial instruments

Value at Risk computation methodology

The Value at Risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors - and its correlations - tends to present the same statistic properties verified in the historical data. The value at risk of Vale’s derivatives current positions was estimated considering one business day time horizon and a 95% confidence level.

Contracts subjected to margin calls

Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada Ltd. There was not cash amount subject to margin calls on March 31, 2014.

Initial Cost of Contracts

The financial derivatives negotiated by Vale and its controlled companies described in this document didn’t have initial costs (initial cash flow) associated.

The following tables show as of March 31, 2014, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value (considering counterparty (credit) risk)(1), value at risk, gains or losses in the period and the fair value for the remaining years of the operations per each group of instruments.

Foreign Exchange and Interest Rates Derivative Positions

Protection program for the Real denominated debt indexed to CDI

•                  CDI vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to CDI.

•                  CDI vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

	R$ Million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014		December 31, 2013		Index	Average rate	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014	2015	2016	2017
CDI vs. fixed rate swap
Receivable	R$	5,596	R$	5,096	CDI	108.35%	5,926	5,601	64
Payable	US$	2,816	US$	2,603	US$+	3.71%	(6,663)	(6,557)	(44)
Net							(737)	(956)	20	79	161	(210)	(562)	(126)
Adjusted Net for credit risk							(744)	(963)			160	(212)	(565)	(127)

CDI vs. floating rate swap
Receivable	R$	428	R$	428	CDI	103.50%	436	446	20
Payable	US$	250	US$	250	Libor +	0.99%	(572)	(596)	(4)
Net							(136)	(150)	16	6	18	(154)	—	—
Adjusted Net for credit risk							(136)	(150)			18	(154)	—	—

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

(1)  The “Adjusted net/total for credit risk” considers the adjustments for credit (counterparty) risk calculated for the instruments, in accordance with International Financial Reporting Standard 13 (CPC 46).

Protection program for the real denominated debt indexed to TJLP

•                  TJLP vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP(2) to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to TJLP.

•                  TJLP vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars and receives payments linked to TJLP.

	R$ Million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014		December 31, 2013		Index	Average rate	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014	2015	2016	2017-2023

Swap TJLP vs. fixed rate swap
Receivable	R$	6,351	R$	6,456	TJLP +	1.37%	5,568	5,626	193
Payable	US$	3,230	US$	3,310	USD +	1.99%	(7,213)	(7,431)	(162)
Net							(1,645)	(1,805)	31	257	(37)	(130)	(260)	(1,218)
Adjusted Net for credit risk							(1,741)	(1,881)			(37)	(131)	(265)	(1,308)

Swap TJLP vs. floating rate swap
Receivable	R$	613	R$	615	TJLP +	0.89%	535	525	3
Payable	US$	349	US$	350	Libor +	-1.15%	(747)	(760)	(3)
Net							(212)	(235)	0	21	(78)	4	(4)	(134)
Adjusted Net for credit risk							(215)	(238)			(79)	4	(4)	(136)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for the Real denominated fixed rate debt

•                  BRL fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans rate with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in Brazilian Reais linked to fixed rate to U.S. Dollars linked to fixed. In those swaps, Vale pays fixed rates in U.S. Dollars and receives fixed rates in Reais.

	R$ Million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014		December 31, 2013		Index	Average rate	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014	2015	2016	2017 - 2023

R$ fixed rate vs. US$ fixed rate swap
Receivable	R$	821	R$	824	Fix	4.49%	705	723	34
Payable	US$	442	US$	446	US$-	-1.14%	(924)	(963)	(30)
Net							(219)	(240)	4	23	10	(46)	(135)	(48)
Adjusted Net for credit risk							(228)	(249)			10	(47)	(138)	(53)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

(2)  Due to TJLP derivatives market liquidity constraints, some swap trades were done through CDI equivalency.

Protection program for the Real denominated debt indexed to IPCA

•                  IPCA vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to IPCA to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to IPCA.

	R$ Million
	Notional ($ million)					Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014		December 31, 2013	Index	Average rate	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014	2015	2016	2017 - 2021

IPCA vs. US$ fixed rate swap
Receivable	R$	450	—	Fix	6.46%	461	—	—
Payable	US$	187	—	US$+	4.02%	(443)	—	—
Net						18	—	—	72	—	10	10	(2)
Adjusted Net for credit risk						17	—			—	10	10	(3)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for Euro denominated debt

•                  EUR fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from debts in Euros linked to fixed rate to U.S. Dollars linked to fixed rate. This trade was used to convert the cash flows of part of debts in Euros, each one with a notional amount of € 750 million, issued in 2010 and 2012 by Vale. Vale receives fixed rates in Euros and pays fixed rates in U.S. Dollars.

	R$ million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014		December 31, 2013		Index	Average rate	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014	2015	2016 - 2023

Receivable		€1,000		€1,000	EUR	4.063%	3,517	3,585	1,731
Payable	US$	1,302	US$	1,288	US$	4.511%	(3,259)	(3,306)	(1,707)
Net							258	279	24	28	—	(6)	264
Adjusted Net for credit risk							245	264			—	(6)	251

Type of contracts: OTC Contracts

Protected Item: Vale’s Debt linked to EUR

The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/USD exchange rate.

Foreign exchange hedging program for disbursements in Canadian dollars

•                  Canadian Dollar Forward — In order to reduce the cash flow volatility, Vale entered into forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements denominated in Canadian Dollars.

	R$ million
	Notional ($ million)					Average rate	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014		December 31, 2013		Buy/ Sell	(CAD/USD)	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014	2015	2016

Forward	CAD	638	CAD	786	B	1.020	(118)	(90)	—	9	(74)	(42)	(2)
Adjusted total for credit risk							(118)	(90)			(74)	(42)	(2)

Type of contracts: OTC Contracts

Hedged Item: part of disbursements in Canadian Dollars

The P&L shown in the table above is offset by the hedged items’ P&L due to CAD/USD exchange rate.

Commodity Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Nickel Purchase Protection Program

In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final or original product sold to our clients, hedging transactions were implemented. The trades are usually implemented by the sale and/or buy of nickel forward or future contracts at LME or over-the-counter operations.

	R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014	December 31, 2013	Buy/ Sell	(US$/ton)	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014

Nickel Futures	1,020	0	B	16,147	(0.6)	—	—		(0.6)
Nickel Futures	1,036	168	S	15,925	0.1	0.08	(0.1)		0.1
Adjusted total for credit risk					(0.5)	0.08	(0.1)	1.55	(0.5)

Type of contracts: LME Contracts and OTC contracts

Protected Item: part of Vale’s revenues linked to Nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Nickel Fixed Price Program

In order to maintain the exposure to Nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed.

	R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014	December 31, 2013	Buy/ Sell	(US$/ton)	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014	2015

Nickel Futures	7,184	6,317	B	14,767	21	(5)	(8)	5	18	3
Adjusted total for credit risk					21	(5)			18	3

Type of contracts: LME Contracts and OTC contracts

Protected Item: part of Vale’s revenues linked to fixed price sales of Nickel.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Copper Scrap Purchase Protection Program

This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs to produce copper for the final clients. This program usually is implemented by the sale of forwards or futures at LME or Over-the-Counter operations.

	R$ million
	Notional (lbs)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014	December 31, 2013	Buy/ Sell	(US$/lbs)	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014

Forward	585,326	1,101,029	S	3.22	0.26	(0.34)	(0.1)	0.1	0.26
Adjusted total for credit risk					0.26	(0.34)			0.26

Type of contracts: OTC Contracts

Protected Item: of Vale’s revenues linked to Copper price.

The P&L shown in the table above is offset by the protected items’ P&L due to copper price.

Bunker Oil Purchase Protection Program

In order to reduce the impact of bunker oil price fluctuation on Vale’s maritime freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases.

	R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014	December 31, 2013	Buy/ Sell	(US$/mt)	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014

Forward	1,108,500	—	B	591	6	—	—	21	6
Adjusted total for credit risk					6	—			6

Type of contracts: OTC Contracts

Protected Item: part of Vale’s costs linked to bunker oil price

The P&L shown in the table above is offset by the protected items’ P&L due to bunker oil price.

Bunker Oil Purchase Hedging Program

In order to reduce the impact of bunker oil price fluctuation on Vale’s maritime freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases.

	R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014	December 31, 2013	Buy/ Sell	(US$/mt)	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014

Forward	2,110,500	1,590,000	B	600	(31)	(8)	(0.4)	39	(31)
Adjusted total for credit risk					(31)	(8)			(31)

Type of contracts: OTC Contracts

Protected Item: part of Vale’s costs linked to bunker oil price

The P&L shown in the table above is offset by the protected items’ P&L due to bunker oil price.

Sell of part of future gold production (subproduct) from Vale

The company has definitive contracts with Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange, to sell 25% of gold payable flows produced as a sub product from Salobo copper mine during its life and 70% of gold payable flows produced as a sub product from some nickel mines in Sudbury during 20 years. For this transaction the payment was realized part in cash (US$ 1.9 billion) and part as 10 million of SLW warrants with strike price of US$ 65 and 10 years term, where this last part configures an American call option.

	R$ million
	Notional ($ million)					Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014		December 31, 2013		Buy/ Sell	(US$/stock)	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2023

Call Option	US$	10	US$	10	B	65	108	93	—	9	108
Adjusted total for credit risk							107	93			107

Embedded Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in March 31, 2014:

	R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014	December 31, 2013	Buy/ Sell	(US$/ton)	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014

Nickel Forwards	3,413	2,111		14,753	7.0	0.1	0.8		7.0
Copper Forwards	5,296	6,277	S	6,979	(4.0)	0.8	0.9		(4.0)
Total					3.0	0.9	1.7	3.2	3.0

Raw material and intermediate products purchase

Nickel concentrate and raw materials purchase agreements, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

Gas purchase for Pelletizing Company in Oman

Our subsidiary Vale Oman Pelletizing Company LLC has a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if pellet prices trades above a pre-defined level. This clause is considered as an embedded derivative.

	R$ million
	Notional (volume/month)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014	December 31, 2013	Buy/ Sell	(US$/ton)	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014	2015	2016

Call Options	746,667	746,667	S	179.36	(4.7)	(3.6)	—	5.2	(0.6)	(3.0)	(1.1)

a)             Market Curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters and Bloomberg were used.

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	15,735.00	SEP14	15,925.21	MAR15	15,950.61
APR14	15,879.29	OCT14	15,931.09	MAR16	15,996.08
MAY14	15,894.63	NOV14	15,936.79	MAR17	16,016.98
JUN14	15,905.08	DEC14	15,940.00	MAR18	16,010.22
JUL14	15,912.91	JAN15	15,940.00
AUG14	15,918.79	FEB15	15,943.43

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	3.02	SEP14	3.01	MAR15	3.02
APR14	3.02	OCT14	3.02	MAR16	3.02
MAY14	3.02	NOV14	3.02	MAR17	3.03
JUN14	3.02	DEC14	3.02	MAR18	3.03
JUL14	3.01	JAN15	3.02
AUG14	3.01	FEB15	3.02

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	604.38	SEP14	592.00	MAR15	587.74
APR14	598.55	OCT14	591.44	MAR16	572.01
MAY14	592.83	NOV14	590.85	MAR17	561.70
JUN14	593.07	DEC14	590.28	MAR18	558.05
JUL14	592.93	JAN15	589.66
AUG14	592.53	FEB15	589.05

2. Rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/14	0.58	07/01/16	1.75	01/02/19	3.09
06/02/14	0.61	10/03/16	1.86	04/01/19	3.22
07/01/14	0.68	01/02/17	1.98	07/01/19	3.33
10/01/14	0.87	04/03/17	2.10	10/01/19	3.46
01/02/15	1.09	07/03/17	2.23	01/02/20	3.61
04/01/15	1.20	10/02/17	2.36	07/01/20	3.85
07/01/15	1.34	01/02/18	2.51	01/04/21	4.07
10/01/15	1.43	04/02/18	2.68	07/01/21	4.25
01/04/16	1.55	07/02/18	2.82	01/03/22	4.41
04/01/16	1.62	10/01/18	2.96	01/02/23	4.74

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.15	6M	0.26	11M	0.27
2M	0.19	7M	0.26	12M	0.27
3M	0.23	8M	0.27	2Y	0.55
4M	0.25	9M	0.27	3Y	1.03
5M	0.25	10M	0.27	4Y	1.50

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/14	5.00	07/01/16	5.00	01/02/19	5.00
06/02/14	5.00	10/03/16	5.00	04/01/19	5.00
07/01/14	5.00	01/02/17	5.00	07/01/19	5.00
10/01/14	5.00	04/03/17	5.00	10/01/19	5.00
01/02/15	5.00	07/03/17	5.00	01/02/20	5.00
04/01/15	5.00	10/02/17	5.00	07/01/20	5.00
07/01/15	5.00	01/02/18	5.00	01/04/21	5.00
10/01/15	5.00	04/02/18	5.00	07/01/21	5.00
01/04/16	5.00	07/02/18	5.00	01/03/22	5.00
04/01/16	5.00	10/01/18	5.00	01/02/23	5.00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/14	10.76	07/01/16	12.35	01/02/19	12.73
06/02/14	10.77	10/03/16	12.42	04/01/19	12.76
07/01/14	10.82	01/02/17	12.47	07/01/19	12.78
10/01/14	10.97	04/03/17	12.50	10/01/19	12.80
01/02/15	11.12	07/03/17	12.56	01/02/20	12.78
04/01/15	11.39	10/02/17	12.63	07/01/20	12.84
07/01/15	11.68	01/02/18	12.67	01/04/21	12.83
10/01/15	11.91	04/02/18	12.69	07/01/21	12.87
01/04/16	12.08	07/02/18	12.71	01/03/22	12.91
04/01/16	12.23	10/01/18	12.72	01/02/23	12.97

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/14	6.13	07/01/16	6.36	01/02/19	6.16
06/02/14	6.13	10/03/16	6.31	04/01/19	6.16
07/01/14	6.18	01/02/17	6.28	07/01/19	6.16
10/01/14	6.33	04/03/17	6.23	10/01/19	6.16
01/02/15	6.47	07/03/17	6.23	01/02/20	6.12
04/01/15	6.71	10/02/17	6.25	07/01/20	6.14
07/01/15	6.56	01/02/18	6.24	01/04/21	6.09
10/01/15	6.48	04/02/18	6.22	07/01/21	6.10
01/04/16	6.41	07/02/18	6.20	01/03/22	6.10
04/01/16	6.38	10/01/18	6.18	01/02/23	6.11

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.21	6M	0.37	11M	0.41
2M	0.25	7M	0.39	12M	0.42
3M	0.28	8M	0.39	2Y	0.49
4M	0.33	9M	0.40	3Y	0.62
5M	0.35	10M	0.41	4Y	0.80

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	1.23	6M	1.36	11M	1.28
2M	1.25	7M	1.34	12M	1.28
3M	1.27	8M	1.32	2Y	1.39

Sensitivity Analysis

We present below the sensitivity analysis for all derivatives outstanding positions as of March 31, 2014 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•                  Fair Value: the fair value of the instruments as at March 31, 2014;

•                  Scenario I: Potential change in fair value of Vale’s financial instruments’ positions considering a 25% depreciation of market curves for underlying market risk factors;

•                  Scenario II: Potential change in fair value of Vale’s financial instruments’ positions considering a 25% appreciation of market curves for underlying market risk factors;

•                  Scenario III: Potential change in fair value of Vale’s financial instruments’ positions considering a 50% depreciation of market curves for underlying market risk factors;

•                  Scenario IV: Potential change in fair value of Vale’s financial instruments’ positions considering a 50% appreciation of market curves for underlying market risk factors;

Sensitivity Analysis — Summary of the USD/BRL fluctuation — Debt, Cash Investments and Derivatives

Sensitivity analysis - Summary of the USD/BRL fluctuation	Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	USD/BRL fluctuation	—	—	—	—
Funding	Debt denominated in USD	USD/BRL fluctuation	11,516	(11,516)	23,032	(23,032)
Cash Investments	Cash denominated in BRL	USD/BRL fluctuation	2	(2)	5	(5)
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	0	0	0	0
Derivatives*	Consolidated derivatives portfolio	USD/BRL fluctuation	(4,141)	4,141	(8,280)	8,280
Net result			7,377	(7,377)	14,757	(14,757)

(*) Detailed information of derivatives block is described below.

Sensitivity Analysis — Consolidated Derivative Position

Sensitivity analysis - Foreign Exchange and Interest Rate Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI		USD/BRL fluctuation		(1,666)	1,666	(3,331)	3,331
		USD interest rate inside Brazil variation	(744)	(50)	48	(100)	96
	CDI vs. USD fixed rate swap	Brazilian interest rate fluctuation		(24)	22	(51)	43
		USD Libor variation		(0.1)	0.1	(0.3)	0.3
		USD/BRL fluctuation		(143)	143	(286)	286
	CDI vs. USD floating rate swap	Brazilian interest rate fluctuation	(136)	(0.3)	0.3	(0.6)	0.6
		USD Libor variation		(0.1)	0.1	(0.2)	0.2
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated debt indexed to TJLP		USD/BRL fluctuation		(1,803)	1,803	(3,606)	3,606
		USD interest rate inside Brazil variation	(1,741)	(119)	112	(246)	218
	TJLP vs. USD fixed rate swap	Brazilian interest rate fluctuation		406	(355)	873	(669)
		TJLP interest rate fluctuation		(183)	179	(368)	350
		USD/BRL fluctuation		(187)	187	(373)	373
		USD interest rate inside Brazil variation		(12)	11	(25)	22
	TJLP vs. USD floating rate swap	Brazilian interest rate fluctuation	(215)	32	(28)	69	(52)
		TJLP interest rate fluctuation		(15)	14	(29)	28
		USD Libor variation		8	(8)	16	(16)
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated fixed rate debt		USD/BRL fluctuation		(231)	231	(462)	462
	BRL fixed rate vs. USD fixed rate swap	USD interest rate inside Brazil variation	(228)	(11)	10	(22)	20
		Brazilian interest rate fluctuation		41	(37)	88	(70)
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated debt indexed to IPCA		USD/BRL fluctuation		(111)	111	(222)	222
	IPCA vs. USD fixed rate swap	USD interest rate inside Brazil variation	17	(18)	16	(37)	31
		Brazilian interest rate fluctuation		75	(62)	166	(113)
		IPCA index fluctuation		(33)	36	(65)	74
	Hedged Items - Part of Revenues	USD/BRL fluctuation	n.a.	—	—	—	—

Protection Program for the Euro denominated debt		EUR/USD fluctuation		879	(879)	1,759	(1,759)
	EUR fixed rate vs. USD fixed rate swap	EUR Libor variation	245	59	(56)	122	(108)
		USD Libor variation		(79)	71	(166)	136
	Protected Items - Euro denominated debt	EUR/USD fluctuation	n.a.	(879)	879	(1,759)	1,759

Foreign Exchange hedging program for disbursements in Canadian dollars (CAD)		USD/CAD fluctuation		(353)	353	(706)	706
	CAD Forward	CAD Libor variation	(118)	3	(3)	6	(6)
		USD Libor variation		(1)	1	(2)	2
	Protected Items - Disbursement in Canadian dollars	USD/CAD fluctuation	n.a.	353	(353)	706	(706)

Sensitivity analysis - Commodity Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel purchase protection program		Nickel price fluctuation		0.1	-0.1	0.3	-0.3
	Sale of nickel future/forward contracts	Libor USD fluctuation	-0.5	0	0	0	0
		USD/CAD fluctuation		(0.1)	0.1	(0.2)	0.2
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	(0.1)	0.1	(0.3)	0.3

Nickel fixed price program		Nickel price fluctuation		(65)	65	(130)	130
	Purchase of nickel future/forward contracts	Libor USD fluctuation	21	(0.07)	0.07	(0.14)	0.14
		USD/CAD fluctuation		5	(5)	11	(11)
	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	65	(65)	130	(130)

Copper Scrap Purchase Protection Program		Copper price fluctuation		1	(1)	2	(2)
	Sale of copper future/forward contracts	Libor USD fluctuation	0.26	0	0	0	0
		USD/CAD fluctuation		0.07	(0.07)	0.13	(0.13)
	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	(1)	1	(2)	2

Bunker Oil Protection Program	Bunker Oil forward	Bunker Oil price fluctuation		(372)	372	(744)	744
		Libor USD fluctuation	6	(0.3)	0.3	(0.7)	0.7
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	372	(372)	744	(744)

Bunker Oil Hedge Program	Bunker Oil forward	Bunker Oil price fluctuation		(708)	708	(1,415)	1,415
		Libor USD fluctuation	(31)	(0.7)	0.7	(1.4)	1.4
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	708	(708)	1,415	(1,415)

Sell of part of future gold production (subproduct) from Vale	10 million of SLW warrants	SLW stock price fluctuation	107	(46)	55	(81)	116
		Libor USD fluctuation		(5)	5	(11)	10
	Sell of part of future gold production (subproduct) from Vale	SLW stock price fluctuation	n.a.	46	(55)	81	(116)

Sensitivity analysis - Embedded Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation USD/CAD fluctuation	7.0	31	(31)	61	(61)
				(2)	2	(4)	4

Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation USD/CAD fluctuation	(4.0)	20	(20)	40	(40)
				1	(1)	2	(2)

Embedded derivatives - Gas purchase for Pelletizing	Embedded derivatives - Gas purchase	Pellet price fluctuation	(4.7)	4	(8)	5	(22)

Sensitivity Analysis - Cash Investments — Other currencies

The Company’s cash investments linked to other different currencies are also subjected to volatility of foreign exchange currencies.

Sensitivity analysis - Cash Investments (Other currencies)	Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Cash Investments	Cash denominated in EUR	EUR	(34)	34	(68)	68
Cash Investments	Cash denominated in CAD	CAD	(4)	4	(8)	8
Cash Investments	Cash denominated in GBP	GBP	(6)	6	(11)	11
Cash Investments	Cash denominated in AUD	AUD	-0.2	0.2	-0.4	0.4
Cash Investments	Cash denominated in Other Currencies	Others	(113)	113	(225)	225

Financial counterparties ratings

Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that we had outstanding trades as of March 31, 2014.

Vale’s Counterparty	Moody’s*	S&P*

ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Amazônia SA	—	—
Banco Bradesco	Baa2	BBB-
Banco de Credito del Peru	Baa2	BBB+
Banco do Brasil	Baa2	BBB-
Banco do Nordeste	Baa3	BBB-
Banco Safra	Baa2	BBB- *-
Banco Santander	Baa2	BBB-
Banco Votorantim	Baa2	BBB- *-
Bank of America	Baa2	A-
Bank of Nova Scotia	Aa2	A+
Banpara	Ba3	BB+ *	-
Barclays	A3	A-
BNP Paribas	A1	A+
BTG Pactual	Baa3	BBB- *-
Citigroup	(P)Baa2	A-
Credit Agricole	A2	A
Deutsche Bank	A2	A
Goldman Sachs	Baa1	A-
HSBC	Aa3	A+
Itau Unibanco	Baa2	BBB-
JP Morgan Chase & Co	A3	A
Morgan Stanley	Baa2	A-
Royal Bank of Canada	Aa3	AA-
Standard Chartered	A2	A+
Intesa Sanpaolo Spa	Baa2	BBB
Royal Bank of Scotland	Baa2	BBB+

* Long Term Rating/LT Foreign Issuer Credit

23.          Stockholders’ Equity

a)                                    Capital

The Stockholders’ Equity is represented by common shares (“ON”) and preferred non-redeemable shares (“PNA”) without par value. Preferred shares have the same rights as common shares, with the exception of voting for election of members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issuing new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

In March 31 2014, the capital was R$75,000 corresponding to 5,365,304,100 shares (3,256,724,482 ON and 2,108,579,618 PNA) with no par value.

	March 31, 2014 (unaudited)
	ON	PNA	Total
Stockholders
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	731,858,467	615,722,487	1,347,580,954
FMP - FGTS	84,769,942	—	84,769,942
PIBB - BNDES	1,584,306	2,358,536	3,942,842
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	270,112,622	512,851,355	782,963,977
Institutional investors	123,988,167	364,825,506	488,813,673
Retail investors in Brazil	50,525,569	385,438,758	435,964,327
Treasure stock in Brazil	71,071,482	140,857,692	211,929,174
Total	3,256,724,482	2,108,579,618	5,365,304,100

b)            Treasury stocks

In March 31, 2014, there are 211,929,174 treasury stocks, in the amount of R$7,838. There were not transactions in the period.

c)             Basic and diluted earnings per share

The values basic and diluted earnings per shares were calculated as follows:

	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013
Net income from continuing operations attributable to the Company’s stockholders	5,909	6,316

Basic and diluted earnings per share:
Income available to preferred stockholders	2,256	2,412
Income available to common stockholders	3,653	3,904
Total	5,909	6,316

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653
Total	5,153,375	5,153,375

Basic and diluted earnings per share from continuing operations
Basic earnings per preferred share	1.15	1.23
Basic earnings per common share	1.15	1.23

	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013
Loss from discontinuing operations attributable to the Company’s stockholders	—	(115)

Basic and diluted earnings per share:
Loss available to preferred stockholders	—	(44)
Loss available to common stockholders	—	(71)
Total	—	(115)

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653
Total	5,153,375	5,153,375

Basic and diluted earnings per share from discontinuing operations
Basic earnings per preferred share	—	(0.03)
Basic earnings per common share	—	(0.03)

	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013
Net income attributable to the Company’s stockholders	5,909	6,201

Basic and diluted earnings per share:
Income available to preferred stockholders	2,256	2,368
Income available to common stockholders	3,653	3,833
Total	5,909	6,201

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653
Total	5,153,375	5,153,375

Basic and diluted earnings per share
Basic earnings per preferred share	1.15	1.20
Basic earnings per common share	1.15	1.20

24.          Information by Business Segment and Consolidated Revenues by Geographic Area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records adjusted for reallocations between segments.

a)            Results by segment

	Consolidated
	Three-month period ended (unaudited)
	March 31, 2014
	Bulk Materials	Basic Metals	Fertilizers	Others	Total
Results
Net operating revenue	16,395	4,077	1,259	678	22,409
Cost and expenses	(8,296)	(2,790)	(1,178)	(599)	(12,863)
Depreciation, depletion and amortization	(1,158)	(1,003)	(239)	(12)	(2,412)
Operating income (loss)	6,941	284	(158)	67	7,134

Financial results, net	649	(310)	3	(14)	328
Equity results from joint venture and associates	537	(11)	—	(67)	459
Income taxes	(2,292)	(82)	45	(8)	(2,337)
Net income (loss) of the period	5,835	(119)	(110)	(22)	5,584
Loss attributable to noncontrolling interests	(48)	(263)	(11)	(3)	(325)
Income (loss) attributable to the company’s stockholders	5,883	144	(99)	(19)	5,909

Sales classified by geographic area:
America, except United States	480	821	24	—	1,325
United States of America	5	620	—	293	918
Europe	2,814	1,400	62	—	4,276
Middle East/Africa/Oceania	1,057	83	—	—	1,140
Japan	1,693	388	—	—	2,081
China	7,183	365	—	—	7,548
Asia, except Japan and China	1,388	399	8	—	1,795
Brazil	1,775	1	1,165	385	3,326
Net revenue	16,395	4,077	1,259	678	22,409

	Consolidated
	Three-month period ended (unaudited)
	March 31, 2013
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo)	Total
Results
Net operating revenue	15,737	3,674	1,438	377	21,226	575	21,801
Cost and expenses	(6,927)	(2,298)	(1,274)	(327)	(10,826)	(604)	(11,430)
Depreciation, depletion and amortization	(827)	(929)	(239)	(21)	(2,016)	(78)	(2,094)
Operating income (loss)	7,983	447	(75)	29	8,384	(107)	8,277

Financial results, net	(646)	94	(15)	(100)	(667)	1	(666)
Equity results from joint venture and associates	356	(5)	—	(9)	342	—	342
Income taxes	(1,793)	(50)	4	(18)	(1,857)	(9)	(1,866)
Net income (loss) of the period	5,900	486	(86)	(98)	6,202	(115)	6,087
Net (income) loss attributable to noncontrolling interests	(48)	(56)	11	(21)	(114)	—	(114)
Income (loss) attributable to the company’s stockholders	5,948	542	(97)	(77)	6,316	(115)	6,201

Sales classified by geographic area:
America, except United States	367	620	22	—	1,009	—	1,009
United States of America	6	575	—	51	632	—	632
Europe	2,821	1,237	66	—	4,124	—	4,124
Middle East/Africa/Oceania	865	35	15	—	915	—	915
Japan	723	271	—	—	994	—	994
China	8,351	499	—	—	8,850	—	8,850
Asia, except Japan and China	1,149	430	26	—	1,605	—	1,605
Brazil	1,455	7	1,309	326	3,097	575	3,672
Net revenue	15,737	3,674	1,438	377	21,226	575	21,801

	Three-month period ended (unaudited) March 31, 2014
	Net revenues	Cost	Expenses	Research and Development	Pre operating and stopped operation	Operating profit (loss)	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Ferrous minerals
Iron ore	12,212	(4,595)	(764)	(142)	(56)	6,655	(867)	5,788	89,020	3,129	1,417
Pellets	3,380	(1,446)	(6)	(1)	(52)	1,875	(120)	1,755	4,103	170	2,455
Ferroalloys and manganese	163	(129)	(5)	(1)	(12)	16	(15)	1	656	67	—
Others Ferrous products and services	317	(384)	2	—	—	(65)	(63)	(128)	871	30	—
	16,072	(6,554)	(773)	(144)	(120)	8,481	(1,065)	7,416	94,650	3,396	3,872
Coal	323	(557)	(126)	(3)	(19)	(382)	(93)	(475)	10,292	937	833
	16,395	(7,111)	(899)	(147)	(139)	8,099	(1,158)	6,941	104,942	4,333	4,705
Base Metals
Nickel and other products (a)	3,304	(1,917)	(58)	(73)	(273)	983	(914)	69	65,396	632	45
Copper (b)	773	(476)	16	—	(9)	304	(89)	215	8,887	258	505
	4,077	(2,393)	(42)	(73)	(282)	1,287	(1,003)	284	74,283	890	550
Fertilizers
Potash	85	(72)	(1)	(10)	(15)	(13)	(13)	(26)	414	—	—
Phosphates	952	(810)	(46)	(26)	(53)	17	(197)	(180)	17,088	189	—
Nitrogen	185	(132)	(6)	(4)	(3)	40	(29)	11	—	—	—
Others fertilizers products	37	—	—	—	—	37	—	37	—	—	—
	1,259	(1,014)	(53)	(40)	(71)	81	(239)	(158)	17,502	189	—

Others	678	(444)	(72)	(83)	—	79	(12)	67	8,880	222	6,774
Total	22,409	(10,962)	(1,066)	(343)	(492)	9,546	(2,412)	7,134	205,607	5,634	12,029

(a) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

	Three-month period ended (unaudited)
	March 31, 2013
	Net revenues	Cost	Expenses	Research and Development	Pre operating and stopped operation	Operating profit (loss)	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Ferrous minerals
Iron ore	12,234	(3,918)	(671)	(124)	(99)	7,422	(598)	6,824	80,407	3,747	1,427
Pellets	2,808	(920)		(5)	(72)	1,811	(78)	1,733	4,213	140	2,562
Ferroalloys and manganese	234	(151)	(46)	—	—	37	(10)	27	511	22	—
Others Ferrous products and services	39	(52)	2	—	—	(11)	(57)	(68)	1,219	12	—
	15,315	(5,041)	(715)	(129)	(171)	9,259	(743)	8,516	86,350	3,921	3,989
Coal	422	(521)	(308)	(20)	(22)	(449)	(84)	(533)	7,733	240	598
	15,737	(5,562)	(1,023)	(149)	(193)	8,810	(827)	7,983	94,083	4,161	4,587
Base Metals
Nickel and other products (a)	3,154	(1,730)	(98)	(93)	(380)	853	(845)	8	59,777	1,686	46
Copper (b)	520	(395)	(56)	(25)	(5)	39	(84)	(45)	9,318	367	503
Others base metals products	—	—	484	—	—	484	—	484	—	—	—
	3,674	(2,125)	330	(118)	(385)	1,376	(929)	447	69,095	2,053	549
Fertilizers
Potash	102	(56)	(8)	(2)	—	36	(38)	(2)	4,592	437	—
Phosphates	962	(761)	(113)	(6)	(27)	55	(144)	(89)	15,612	150	—
Nitrogen	340	(288)	(2)	(4)	(3)	43	(57)	(14)	—	—	—
Others fertilizers products	34	—	—	(4)	—	30	—	30	672	—	—
	1,438	(1,105)	(123)	(16)	(30)	164	(239)	(75)	20,876	587	—

Others	377	(237)	(30)	(60)	—	50	(21)	29	4,191	258	7,787
	21,226	(9,029)	(846)	(343)	(608)	10,400	(2,016)	8,384	188,245	7,059	12,923
Discontinued operations (General Cargo)	575	(553)	(41)	(10)	—	(29)	(78)	(107)	5,396	398	—
Total	21,801	(9,582)	(887)	(353)	(608)	10,371	(2,094)	8,277	193,641	7,457	12,923

(a) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

25.          Cost of goods sold and services rendered, and sales and administrative expenses and other operational expenses (income), net, by nature

a)             Costs of goods sold and services rendered

	Consolidated		Parent Company
	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Personnel	1,606	1,497	836	638
Material	1,915	1,901	937	757
Fuel oil and gas	983	856	628	520
Outsourcing services	2,126	1,666	1,349	936
Energy	343	317	165	185
Acquisition of products	976	569	306	131
Depreciation and depletion	2,210	1,780	684	465
Freight	1,623	1,205	—	—
Others	1,390	1,017	1,060	916
Total	13,172	10,808	5,965	4,548

b)            Selling and administrative expenses

	Consolidated		Parent Company
	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Personnel	259	285	145	191
Services (consulting, infrastructure and others)	104	138	63	78
Advertising and publicity	12	14	10	11
Depreciation and amortization	105	108	69	86
Travel expenses	5	10	—	5
Taxes and rents	13	16	3	7
Sales	98	69	(11)	6
Others	71	63	43	2
Total	667	703	322	386

c)              Others operational expenses (incomes), net

	Consolidated		Parent Company
	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Provision for litigation	134	22	138	(1)
Provision for loss with VAT credits (ICMS)	103	29	105	26
Provision for profit sharing	94	106	78	91
Provision for disposal of materials/inventories	49	243	15	—
Tax incentives not used	2	—	2	6
Gold stream transaction	—	(492)	—	—
Other	124	330	—	106
Total	506	238	338	228

26.          Financial result

The financial results, by nature, are as follows:

	Consolidated		Parent Company
	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Financial expenses
Interest	(793)	(666)	(715)	(652)
Labor, tax and civil contingencies	(18)	(34)	(16)	(27)
Derivatives	(44)	(142)	—	(17)
Indexation and exchange rate variation (a)	(1,144)	(602)	(888)	(273)
Stockholders’ debentures	(49)	(341)	(49)	(341)
Net expenses of REFIS	(391)	—	(122)	—
Others	(363)	(153)	(496)	(63)
	(2,802)	(1,938)	(2,286)	(1,373)
Financial income
Short-term investments	129	28	115	17
Derivatives	543	364	466	294
Indexation and exchange rate variation (b)	2,344	771	2,316	805
Others	114	108	40	34
	3,130	1,271	2,937	1,150
Financial results, net	328	(667)	651	(223)

Summary of indexation and exchange rate
Loans and financing	1,998	623	723	297
Related parties	9	7	668	295
Others	(807)	(461)	37	(60)
Net (a) + (b)	1,200	169	1,428	532

27.          Gold stream transaction

In February 2013, the Company entered into a gold stream transaction with Silver Wheaton Corp. (“SLW”) to sell 25% of the gold extracted during the life of the mine as a by-product of the Salobo copper mine and 70% of the gold extracted during the next 20 years as a by-product of the Sudbury nickel mines.

In March 2013, we received up-front cash proceeds of US$1.9 billion (approximate R$3.8 billion) in march 2013, plus ten million warrants of SLW with exercise price of US$65 million exercisable in the next ten years, which fair value is US$100 (approximate R$199). The amount of US$1,330 million (approximate R$2.64 billion) was received for the Salobo transaction and US$570 million (approximate R$1,133) plus the ten million warrants of SLW were received for the Sudbury transaction.

In addition, as the gold is delivered to SLW, Vale will receive a payment equal to the lesser of:  (i) US$400 per ounce of refined gold delivered, subject to an annual increase of 1% per year commencing on January 1, 2016 and each January 1 thereafter; and (ii) the reference market price on the date of delivery.

This transaction was bifurcated into two identifiable components of the transaction being: (i) the sale of the mineral rights for US$337 million and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

The result of the sale of the mineral rights, was estimated in the amount of US$244 million (approximate R$492) and was recognized in the income statement under Other operating expenses, net, while the portion related to the provision of future services for gold extraction, was estimated at US$1,393 million (approximate R$2,812) and is recorded as deferred revenue (liability) and will be recognized in the statement of income as the service is rendered and the gold extracted. During the period, the Company recognized R$53 in Statement of Income related to rendered services.

28.          Commitments

a)            Nickel project — New Caledonia

In regards to the construction and installation of our nickel plant in New Caledonia, we have provided guarantees in respect of our financing arrangements. We believe the likelihood of the guarantee being called upon is remote.

In October 2012, we entered into an agreement with Sumic, a stockholder in VNC, whereby Sumic agreed to a dilution in their interest in VNC from 21% to 14.5%. Sumic originally had a put option to sell to us the shares they own in VNC, which under the October 2012 agreement, the trigger on the put option has been changed from a cost threshold to a production threshold. The put option has been deferred to the first quarter of 2015 which is the earliest that it can be exercised.

b)            Nickel Plant — Indonesia

During 2012, our subsidiary PT Vale Indonesia Tbk (“PTVI”), a public company in Indonesia, submitted its strategic growth plan to the local government as part of the process for the renewing its license for the Contract of Work (“CoW”). During the process, the government identified the following points for renegotiation: (i) size of the CoW area; (ii) term and form of CoW extension; (iii) financial obligations (royalties and taxes); (iv) domestic processing and refining; (v) mandatory divestment; and (vi) priority use of domestic goods and services.  As part of the ongoing CoW renegotiation, PTVI submitted an updated growth strategy to high level government officials in June 2013. The CoW renegotiation progressed throughout 2013 and is on-going. Until the renegotiation process is complete, PTVI is unable to fully determine to what extent the CoW will be affected.  The operations of PTVI and the implementation of the growth strategy are partially dependent on the result of the renegotiation of the CoW.

c)             Nickel Plant — Canada

On March 28, 2013, Vale Canada, Vale Newfoundland & Labrador Limited (“VNLL”) and the Province of Newfoundland and Labrador (“Province”) entered into a Fifth Amendment to the Voisey’s Bay Development Agreement, which governs all of our development and operations in the Province involving the requirement to complete primary processing in the province. Vale has agreed to make certain payments to the Government in relation to the additional exemption utilized each year. In April 2013, VNLL surpassed the export limit and consequently, as at March 31, 2014 VNLL has accrued R$23 for payments to be paid related to the additional export exemption. In addition, Vale will build up a litigation liability, secured by letters of credit and other security, based on the additional exemption utilized in each year, which may become due and payable in the event that certain commitments in relation to the construction of the underground mine are delayed or not met. In this regard, letters of credit in the amount of R$278 have been issued as at March 31, 2014.

In the course of our operations we have provided other letters of credit and guarantees in the amount of R$1,9 billion that are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

d)      Guinea — Iron projects

Our 51%-owned subsidiary VBG-Vale BSGR Limited (“VBG”) holds In iron ore concession rights in Simandou South (Zogota) and iron ore exploration permits in Simandou North (Blocks 1 & 2) in Guinea. On April 25, 2014 (Subsequent period) the government of Guinea, based on the recommendation of the technical committee established pursuant to Guinean legislation, revoked VBG’S mining concessions. The decision is based on the allegations of fraudulent conduct in connection with the acquisition of the licenses by BSGR (Vale’s current partner in VBG) more than one year before Vale made any investment in VBG. The decision does not indicate any involvement by Vale and therefore does not prohibit Vale to participate in any reallocation of the mining titles. As at March 31, 2014, the total book value of the Company’s investment in VBG, which is in its pre-operating phase was R$2.5 billion.

Vale is actively considering its legal rights and options to recover both the investments made in Guinea as well as the initial investment made in the VBG.

e)      Participative stockholders’ debentures

During the period, there was no issuance of new debentures, or any change in the par value or the indicators affecting debentures issued.

On March 31, 2014 and December 31, 2013 the value of the debentures at fair value totaled R$4.208 and R$4.159, respectively. The Company paid on March 2014 the amount of R$124 as semi-annual compensation.

f)      Operating lease - Pelletize Operations

Vale has operating lease agreements with its joint ventures Nibrasco, Itabrasco, and Kobrasco, in which Vale leases its pelletizing plants. These renewable operating lease agreements have duration between 3 and 10 years.

The total amount of operational leasing expenses on pelletizing operations on 31 March 2014 and 2013 were R$217 and R$29, respectively.

g)      Concession and Sub- concession Agreements

The contractual basis and deadlines for completion of concessions rail and port terminals are unchanged in the period.

h)      Guarantee issued to affiliates

The Company provided corporate guarantees, within the limits of its participation, a line of credit acquired by associate Norte Energia S.A. from BNDES, Caixa Econômica Federal and Banco BTG Pactual. On March 31, 2014 the amount guaranteed by Vale was R$884. After the conclusion of the transaction of our Energy Generations Assets (Note 6) our guarantee will be shared with CEMIG GT.

29.          Related parties

Transactions with related parties are made by the Company in a strictly commutative manner, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale contracts rights and obligations with related parties (subsidiaries, associated companies, jointly controlled entities and Stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material, so as rail transport services, through prices agreed between the parties.

The balances of these related party transactions and their effect on the financial statements may be identified as follows:

	Consolidated
	Assets
	March 31, 2014 (unaudited)		December 31, 2013
	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	10	—	10	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	2	—	2	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	1	—
Minas da Serra Geral S.A.	—	2	—	2
Mineração Rio do Norte S.A.	—	16	—	—
Mitsui Co.	95	—	110	—
MRS Logística S.A.	15	67	15	15
Samarco Mineração S.A.	47	380	67	380
Teal Minerals Incorporated	—	422	—	409
VLI Multimodal S.A.	556	292	—	—
VLI S.A.	21	559	—	—
VLI Operações Portuárias S.A.	—	77	—	—
Others	121	71	68	58
Total	867	1,886	273	864

Current	867	1,626	273	611
Non-current	—	260	—	253
Total	867	1,886	273	864

	Consolidated
	Liabilities
	March 31, 2014 (unaudited)		December 31, 2013
	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	21	—	35	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	57	107	7	138
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	37	—	34	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	29	39	7	39
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	91	264	—	299
Ferrovia Centro-Atlântica S.A.	14	363
Minas da Serra Geral S.A.	—	—	16	—
Mitsui Co.	3	—	4	—
MRS Logística S.A.	51	—	51	—
Samarco Mineração S.A.	—	—	2	—
VLI Multimodal S.A.	—	317
VLI S.A.	—	9
Others	2	16	—	14
Total	305	1,115	156	490

Current	305	743	156	479
Non-current	—	372	—	11
Total	305	1,115	156	490

	Parent Company
	Assets
	March 31, 2014 (unaudited)		December 31, 2013
	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	10	—	10	—
Biopalma da Amazônia	—	792	—	834
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	2	—	2	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	1	—
Companhia Portuária Baía de Sepetiba - CPBS	2	182	4	1
Ferrovia Centro-Atlântica S.A.	6	1	10	—
Mineração Brasileiras reunidas S.A. - MBR	4	204	3	204
Mineração Corumbaense Reunidas S.A.	35	132	32	132
Mineração Rio do Norte S.A.	—	16	—	—
MRS Logística S.A.	15	24	14	13
Salobo Metais S.A.	33	—	36	—
Samarco Mineração S.A.	47	380	67	380
Vale International S.A.	18,373	268	13,477	272
Vale Manganês S.A.	14	—	16	—
Vale Mina do Azul	144	—	140	15
VLI S.A.	21	559
Vale Operações Ferroviárias	556	292	195	—
Vale Potássio Nordeste	9	—	9	—
Others	119	152	125	697
Total	19,390	3,002	14,141	2,548

Current	19,390	2,184	14,141	1,684
Non-current	—	818	—	864
Total	19,390	3,002	14,141	2,548

	Parent Company
	Liabilities
	March 31, 2014 (unaudited)		December 31, 2013
	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	21	—	35	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	58	—	7	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	37	—	34	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	29	—	7	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	95	—	—	—
Companhia Portuária Baía de Sepetiba - CPBS	192	—	178	—
Ferrovia Centro-Atlântica S.A.	—	363	9	363
Mineração Brasileiras reunidas S.A. - MBR	54	7	248	7
MRS Logística S.A.	62	—	63	—
Mitsui & CO, LTD	4	—	4	—
Samarco Mineração S.A.	—	—	2	—
Vale International S.A.	—	35,619	1	37,728
Vale Operações Ferroviárias	—	317	30	2
Vale Potássio Nordeste	4	—	4	—
Others	112	365	143	366
Total	668	36,671	765	38,466

Current	668	6,729	765	6,453
Non-current	—	29,942	—	32,013
Total	668	36,671	765	38,466

	Consolidated		Parent Company
	Income
	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Mitsui & Co Ltd	93	54	—	—
Samarco Mineração S.A.	146	157	146	157
California Steel Industries	221	51	—	—
Vale International S.A.	—	—	14,278	11,724
VLI S.A.	248	—	255	252
Others	32	33	28	26
Total	740	295	14,707	12,159

	Consolidated		Parent Company
	Expense/Cost
	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Baovale Mineração S.A.	12	11	12	11
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	61	8	61	8
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	39	2	39	2
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	24	8	24	8
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	93	10	93	10
Companhia Portuária Baía de Sepetiba - CPBS	—	—	165	63
Companhia Siderúrgica do Atlântico	274	55	—	—
Mineração Brasileiras Reunidas S.A. - MBR	—	—	180	180
MRS Logística S.A.	325	289	325	285
Vale Energia S.A.	—	—	19	56
VLI S.A.	38	—	36	36
Others	44	8	13	10
Total	910	391	967	669

	Consolidated		Parent Company
	Financial Result
	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Biopalma da Amazonia S.A.	—	—	(31)	9
Vale Canada Limited	—	—	(1)	—
Vale International S.A.	—	—	(304)	(279)
VLI S.A.	17	—	15	—
Others	15	8	8	(2)
Total	32	8	(313)	(272)

	Balance Sheet		Statement of income
	Three-month period ended (unaudited)
	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2013
Cash and cash equivalents
Brasdesco	42	58	1	1
	42	58	1	1

Loan payable
BNDES	9,764	10,065	(112)	(68)
BNDESPar	1,681	1,681	(24)	(27)
	11,445	11,746	(136)	(95)

Remuneration of key management personnel:

	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013
Short-term benefits:	41	31
Wages or pro-labor	6	6
Direct and indirect benefits	8	7
Bonus	27	18

Long-term benefits:	2	2
Based on stock	2	2

Termination of position	—	1
	43	34

Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Dan Antônio Marinho Conrado	Renato da Cruz Gomes
Chairman	Ricardo Simonsen
Tatiana Boavista Barros Heil
Mário da Silveira Teixeira Júnior
Vice-President	Fiscal Council

Hiroyuki Kato	Marcelo Amaral Moraes
João Batista Cavaglieri	Chairman
José Mauro Mettrau Carneiro da Cunha
Luciano Galvão Coutinho	Aníbal Moreira dos Santos
Marcel Juviniano Barros	Arnaldo José Vollet
Oscar Augusto de Camargo Filho	Dyogo Henrique de Oliveira
Renato da Cruz Gomes
Robson Rocha	Alternate
Oswaldo Mário Pêgo de Amorim Azevedo
Alternate	Paulo Fontoura Valle
Valeriano Durval Guimarães Gomes
Laura Bedeschi Rego de Mattos
Eduardo de Oliveira Rodrigues Filho
Eduardo Fernando Jardim Pinto	Executive Officers
Francisco Ferreira Alexandre
Hidehiro Takahashi	Murilo Pinto de Oliveira Ferreira
Hayton Jurema da Rocha	Chief Executive Officer
Luiz Carlos de Freitas
Luiz Maurício Leuzinger	Vânia Lucia Chaves Somavilla
Marco Geovanne Tobias da Silva Sandro Kohler Marcondes	Executive Officer (Human Resources, Health & Safety, Sustainability and Energy)

Advisory Committees of the Board of Directors	Luciano Siani Pires
Chief Financial Officer and Investors Relations
Controlling Committee
Luiz Carlos de Freitas	Roger Allan Downey
Paulo Ricardo Ultra Soares	Executive Officer (Fertilizers and Coal)
Paulo Roberto Ferreira de Medeiros
José Carlos Martins
Executive Development Committee	Executive Officer (Ferrous and Strategy)
Laura Bedeschi Rego de Mattos
Luiz Maurício Leuzinger	Galib Abrahão Chaim
Marcel Juviniano Barros	Executive Officer (Capital Projects Implementation)
Oscar Augusto de Camargo Filho
Humberto Ramos de Freitas
Strategic Committee	Executive Officer (Logistics and Mineral Research)
Murilo Pinto de Oliveira Ferreira
Dan Antônio Marinho Conrado	Gerd Peter Poppinga
Luciano Galvão Coutinho	Executive Officer (Base Metals and Information Technology)
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Marcelo Botelho Rodrigues
Finance Committee	Global Controller Director
Luciano Siani Pires
Eduardo de Oliveira Rodrigues Filho	Marcus Vinicius Dias Severini
Luciana Freitas Rodrigues	Chief Accounting Officer
Luiz Maurício Leuzinger	CRC-RJ - 093982/0-3

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: April 30, 2014		Rogerio T. Nogueira
Director of Investor Relations